(As filed March 6, 2000)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                             APPLICATION/DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               KeySpan Corporation
                               ACJ Acquisition LLC
                              One Metrotech Center
                            Brooklyn, New York 11201
 ______________________________________________________________________________
       (Name of companies filing this statement and addresses of principal executive offices)

                                      None
 ______________________________________________________________________________
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
 ______________________________________________________________________________
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

Kenneth M. Simon, Esq.              L. William Law, Jr., Esq.
Laura V. Szabo, Esq.                Senior Vice President and General Counsel
Dickstein Shapiro Morin             Eastern Enterprises
& Oshinsky LLP                      9 Riverside Road
2101 L Street, NW                   Weston, Massachusetts 02493
Washington, D.C.  20037

Andrew F. MacDonald, Esq.
Thelen Reid & Priest LLP
701 Pennsylvania Avenue, NW
Suite 800
Washington, D.C.  20004


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                                Table of Contents

Item 1.     Description of Proposed Transaction.........................1
   A.    Introduction...................................................1
      1.    General Request.............................................2
      2.    Overview of the Transaction.................................3
   B.    Description of the Parties to the Transaction..................4
      1.    General Description.........................................4
         a. KeySpan and its Subsidiaries................................4
            i. KeySpan and ACJ..........................................4
            ii The New York Utilities...................................6
            iii.  KeySpan's Non-Utility Subsidiaries....................7
         b. Eastern and its Subsidiaries................................7
            i. Eastern..................................................7
            ii The Massachusetts Utilities..............................8
            iii.  Eastern's Non-Utility Subsidiaries....................9
         c. Energy North and its Subsidiaries..........................10
            i. ENGI....................................................11
            ii EnergyNorth's Non-Utility Subsidiaries..................11
   C.    Description of the Transaction................................12
      1.    Background and Negotiations Leading to the Proposed
            Transaction................................................12
      2.    Merger Agreement...........................................13
   D.    Management and Operations of KeySpan Following the
         Transaction...................................................14
Item 2.     Fees, Commissions and Expenses.............................14
Item 3.     Applicable Statutory Provisions............................15
   A.    Approval of the Transaction...................................15
      1.    Section 10(b)(1)...........................................16
         a. Interlocking Relationships.................................16
         b. Concentration of Control...................................17
      2.    Section 10 (b) (2).........................................19
         a. Fairness of Consideration..................................20
         b. Reasonableness of Fees.....................................20
      3.    Section 10 (b) (3).........................................21
         a. Capital Structure..........................................21
         b. Protected Interests........................................22
      4.    Section 10 (c) (1).........................................22
         a. Section 8 Analysis.........................................23
         b. Section 11 Analysis........................................23
            i. Capital and Corporate Structure.........................23
            ii Integrated Public Utility Holding Company System........24
            iii.  Retention of Non-Utility Businesses..................27
      5.    Section 10 (c) (2).........................................41
            i. Single Area or Region Requirement.......................42
            ii Economies and Efficiencies..............................44
            iii.  Size and Local Requirements..........................46
      6.    Section 10 (f).............................................47
   B.    Section 3(a)(1) Holding Company Exemption.....................47


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Item 4.     Regulatory Approvals.......................................47
   A.    Antitrust.....................................................47
   B.    State Public Utility Regulation...............................48
Item 5.     Procedure:.................................................49
Item 6.     Exhibits and Financial Statements..........................49
   A.    Exhibits......................................................49
   B.    Financial Statements..........................................51
Item 7.     Information as to Environmental Effects:...................52

                          APPLICATION/DECLARATION UNDER
                          SECTIONS 9, 10, AND 11 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.  Description of Proposed Transaction

A.       Introduction

          This Application/Declaration seeks approval pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act") for the proposed acquisition by KeySpan Corporation ("KeySpan") and ACJ Acquisition LLC ("ACJ"), a direct wholly-owned subsidiary of KeySpan, of Eastern Enterprises ("Eastern"), pursuant to which Eastern will become a direct, wholly-owned subsidiary of KeySpan (the "Transaction"). Following the consummation of the Transaction, KeySpan will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Act.1

          The Transaction is expected to produce substantial benefits to the public, investors and consumers. Among other things, KeySpan and Eastern believe that the Transaction will allow shareholders to participate in a larger, financially stronger company, that, through a combination of the equity, management, human resources and technical expertise of each company, they will be able to achieve increased financial stability and strength, greater opportunities for earnings, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, and greater retail and industrial sales diversity. In this regard, KeySpan and Eastern believe that synergies created by the Transaction will generate substantial cost savings. KeySpan and Eastern have estimated the dollar value of certain initial synergies resulting from the Transaction to be approximately $24 to $29 million, phased in over a two year period. Moreover, KeySpan believes that the combined companies will be in a better position to compete in the restructured and competitive energy industry with other industry participants than they would be acting alone. Upon consummation of the Transaction (and giving effect to Eastern's acquisition of EnergyNorth, Inc. ("EnergyNorth"), as discussed below, KeySpan and Eastern together, through their public utility company subsidiaries, will serve approximately 2.4 million retail gas customers and

_______________
1 KeySpan will file a separate application/declaration(s) with the Commission for authorizations to engage in certain activities once the Transaction is consummated and KeySpan registers as a holding company under the Act ("Omnibus Application") including authorizations pursuant to Section 13 of the Act and Rule 88 for service companies . KeySpan requests that the Commission review and rule on the Omnibus Application(s) contemporaneously with this Application/Declaration.


                                       2
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provide  electric  service to one  customer,  the Long  Island  Power  Authority
("LIPA"), which provides retail electric service to approximately 1.1 million customers.

1.       General Request

         Pursuant to Sections 9(a)(2) and 10 of the Act, KeySpan and ACJ hereby request authorization and approval of the Commission to acquire, by means of the Transaction, all of the issued and outstanding common stock of Eastern and, indirectly, all of the common stock of Eastern's utility subsidiaries described below. Following completion of the Transaction, KeySpan will register as a holding company pursuant to Section 5 of the Act. Accordingly, KeySpan also requests Commission approval for the retention by KeySpan of the existing businesses, investments and non-utility activities of KeySpan and Eastern.

         On January 5, 2000, Eastern filed an application/declaration with the Commission ("Eastern/EnergyNorth Application") requesting authorization pursuant to Sections 9(a)(2) and 10 of the Act to acquire all the issued and outstanding common stock of EnergyNorth (hereafter referred to as the "ENI Transaction"). (See File No. 70-9605) Both Eastern and EnergyNorth are exempt holding companies pursuant to Section 3(a)(1) of the Act. If the Commission approves the ENI Transaction, upon consummation of the transaction, EnergyNorth will become a direct subsidiary of Eastern, and, therefore, an indirect subsidiary of KeySpan through consummation of the Transaction. For purposes of this
Application/Declaration, KeySpan has assumed that the ENI Transaction will be approved concurrently with the Transaction. Accordingly, this Application/Declaration addresses an indirect acquisition by KeySpan and ACJ of EnergyNorth through their acquisition of Eastern. However, KeySpan and ACJ's request for approval of the Transaction is not contingent on Commission approval of the ENI Transaction and if such transaction is not approved, KeySpan nevertheless requests that the Commission approve the Transaction without giving effect to Eastern's acquisition of EnergyNorth.

         In the Eastern/EnergyNorth Application/Declaration, Eastern and EnergyNorth have requested that the Commission find that each will continue to be exempt holding companies under Section 3(a)(1) of the Act. KeySpan requests that, to the extent the Commission grants Eastern and EnergyNorth exemptions under Section 3(a)(1), the Commission confirm that Eastern and EnergyNorth will continue to qualify for exemptions under Section 3(a)(1) following the consummation of the Transaction and KeySpan's registration as a holding company.2

         Likewise, KeySpan requests the Commission's confirmation that KeySpan Energy Corporation ("KEC"), a direct, wholly-owned subsidiary of KeySpan, will continue to be

______________

2 As discussed more fully in Item 3.A.4.b.i of this Application/Declaration, EnergyNorth will be eliminated as an intermediary holding company as soon as practicable after consummation of the Transaction.

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an  exempt  holding   company  under  Section   3(a)(1)  of  the  Act  following
consummation of the Transaction. KEC is a holding company which directly owns 100% of the outstanding voting securities of The Brooklyn Union Gas Company
("Brooklyn Union"), a gas utility company which operates gas distribution facilities, and sells gas at retail, within the state of New York. KEC is currently an exempt holding company under Section 3(a)(1) of the Act and Rule 2.

2.       Overview of the Transaction

         Pursuant to the Agreement and Plan of Merger dated as of November 4, 1999, as modified by Amendment No. 1 dated January 26, 2000 (the "Merger Agreement"), KeySpan, through ACJ, will acquire all of the issued and outstanding common stock of Eastern in an all-cash transaction. A copy of the Merger Agreement is provided as Exhibit B hereto. The Transaction contemplates that ACJ, a Massachusetts limited liability company and a direct wholly-owned subsidiary of KeySpan, will be merged into Eastern with Eastern being the surviving entity in the merger. Eastern will become a direct wholly-owned subsidiary of KeySpan and KeySpan will register as a holding company under
Section 5 of the Act. An organizational chart of the KeySpan holding company system following consummation of the Transaction is attached hereto as Exhibit E-4.

         Upon consummation of the Transaction, the common stockholders of Eastern will receive $64.00 in cash, without interest, for each share of common stock held (other than shares in respect of which appraisal rights have been perfected), plus an additional $0.006 per share ("Additional Amount") for each day the Transaction has not closed after the later of (a) August 4, 2000 or (b) ninety days after the New Hampshire Public Utilities Commission ("NHPUC") gives final regulatory approval to the ENI Transaction.3 Shares of Eastern common stock held by KeySpan, ACJ or any other wholly owned subsidiary of KeySpan will be cancelled when the Transaction is consummated.4

         KeySpan anticipates that it will pay approximately $1.7 billion dollars to acquire Eastern's common stock. KeySpan expects to finance the acquisition price by initially

______________________

3 However, the aggregate Additional Amount will be reduced by the aggregate amount of any per share increase in any dividend actually paid that is attributable to any period in which the Additional Amount accrues.

4 In the ENI Transaction, Eastern will acquire all of the issued and outstanding common stock of EnergyNorth pursuant to an Agreement and Plan of Reorganization dated as of July 14, 1999, as amended by Amendment No. 1 dated as of November 4, 1999 (the "ENI Merger Agreement"). As more fully described in the Eastern/EnergyNorth Application, the ENI Merger Agreement sets forth the terms of the ENI Transaction. If, as is expected, the ENI Transaction and the
KeySpan's acquisition of Eastern through the Transaction close contemporaneously, Merger Sub (a wholly-owned subsidiary of Eastern) will be merged into EnergyNorth, with EnergyNorth as the surviving corporation and a direct, wholly-owned subsidiary of Eastern.

obtaining short-term financing (e.g., bridge loans or commercial paper) and replacing a significant portion of such debt with long-term financing as soon as possible after consummation of the Transaction.

         The Transaction requires approval by Eastern's shareholders, who are scheduled to vote on the Transaction at Eastern's annual meeting to be held on April 26, 2000. Eastern will file with the Commission a Proxy Statement to solicit the shareholders' votes. Eastern's Proxy Statement is incorporated by reference as Exhibit C. In addition, the Transaction requires (i) approval of the NHPUC for the indirect acquisition by KeySpan and ACJ of EnergyNorth through their acquisition of Eastern,5 and (ii) clearance by the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). (See Item 4 below for additional detail regarding these regulatory approvals.) Apart from the approvals of the Commission under the Act, the foregoing approvals are the only regulatory approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, KeySpan requests that the Commission commence and proceed with its review of this Application/Declaration as expeditiously as practicable.

B.       Description of the Parties to the Transaction

         1.  General Description

             a.   KeySpan and its Subsidiaries

                  i.  KeySpan and ACJ


              KeySpan. KeySpan is a diversified public utility holding company currently exempt from registration under the Act pursuant to Section 3(a)(1) of the Act6 and Rule 2 of the Commission's regulations promulgated under the Act.7 On May 28, 1998, KeySpan

____________________

5 If the NHPUC does not approve the ENI Transaction, no state regulatory approvals would be required for the Transaction. Therefore, KeySpan requests that if the NHPUC disapproves the ENI Transaction, the Commission nevertheless approve the Transaction in the absence of Eastern's proposed acquisition of EnergyNorth.

6 KeySpan originally obtained its exemption by order of the Commission dated May 15, 1998. BL Holding Corp., Holding Co. Act Rel. No. 26875.

7 17 C.F.R. Section 250.2.

became the holding company of three public utility companies: Brooklyn Union,8 KeySpan Gas East Corporation d/b/a Brooklyn Union of Long Island ("KeySpan Gas East") and KeySpan Generation LLC ("KeySpan Generation") (collectively, the "New York Utilities").9 As further described below, the New York Utilities provide gas or electric service to customers located in New York City and on Long Island, New York. Together, Brooklyn Union and KeySpan Gas East distribute natural gas to approximately 1.6 million retail customers. KeySpan Generation sells electricity and capacity at wholesale to one customer (which is a state agency that resells the energy at retail). KeySpan's non-utility subsidiaries are engaged in a variety of non-utility energy related businesses which are described more fully in Item 1.B.1.a(iii) below. An organizational chart of KeySpan's current subsidiaries is attached as Exhibit E-2 hereto.

          KeySpan's principal office is at One MetroTech Center, Brooklyn, New York. KeySpan's common stock is publicly traded on the New York Stock Exchange and Pacific Stock Exchange under the symbol "KSE."

          For the year ended December 31, 1999, KeySpan reported operating revenues of $3 billion of which $1.8 billion (or approximately 59%) were derived from regulated sales of gas and gas transportation, and $861.6 million (or approximately 29%) were derived from electric operations. For the year ended December 31, 1999, operating income of $ 482.2 million and net income of $258.6 million. At December 31, 1999, KeySpan had consolidated assets of $6.7 billion, including net property and equipment of $4.2 billion. At December 31, 1999, KeySpan had issued and outstanding 133.9 million shares of common stock, par value $0.01 per share. More detailed information concerning KeySpan and its subsidiaries will be contained in KeySpan's Annual Report on Form 10-K for the year ended December 31, 1999, a copy of which KeySpan will file as an amendment to this Application/Declaration as soon as practicable after it is filed with the Commission.

          ACJ. ACJ is a wholly owned subsidiary of KeySpan. It has been formed solely to serve as the acquisition vehicle of Eastern. At the time the Transaction is consummated, ACJ will be merged out of existence with the surviving entity being Eastern.


__________________

8 Brooklyn Union is an indirect subsidiary of KeySpan. Brooklyn Union is directly owned by KEC which, as noted above, is a direct, wholly-owned subsidiary of KeySpan. Like KeySpan, KEC is a utility holding company exempt from regulation by the Commission under the Act (except for 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder.

9 In BL Holding, supra, the Commission approved the transactions by which KeySpan (i) acquired Long Island Lighting Company's ("LILCO") non-nuclear electric generating facilities, gas distribution operations and common plant; and (ii) acquired KEC, the parent company of Brooklyn Union. KeySpan Gas East (which owns the former LILCO gas assets) and KeySpan Generation (owner of the former LILCO non-nuclear generation assets) are direct, wholly-owned subsidiaries of KeySpan.

                  ii. The New York Utilities

          The New York Gas Utilities: Brooklyn Union and KeySpan Gas East. Brooklyn Union and KeySpan Gas East (the "New York Gas Utilities") are both New York corporations and gas utility companies regulated by the New York Public Service Commission ("NYPSC") as to rates, corporate, financial, operational, reliability, safety and other matters, and affiliate transactions.

          Brooklyn Union distributes natural gas at retail to approximately 1.1 million residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens. It has been in the gas business for over 100 years. Brooklyn Union's properties consist primarily of natural gas distribution systems and related facilities and local offices. Brooklyn Union has approximately 3,909 miles of gas mains and 1,600,000 Mcf of liquefied natural gas ("LNG") storage capacity.

          KeySpan Gas East distributes natural gas at retail to approximately 500,000 customers located on Long Island, New York in Nassau and Suffolk counties and the Rockaway Peninsula in Queens County. Although KeySpan Gas East has been owned by KeySpan since 1998, through previous owners, it has been in the gas business for over 90 years. KeySpan Gas East's properties consist primarily of natural gas distribution systems and related facilities and local offices. KeySpan Gas East has approximately 6,491 miles of gas mains and 600,000 Mcf of LNG storage capacity.

          Together, the facilities of Brooklyn Union and KeySpan Gas East consist of approximately 10,400 miles of gas mains and more than 960,000 service connections, all in Brooklyn, Staten Island, Queens and Nassau and Suffolk counties. In 1999, the New York Gas Utilities had total gas and transportation sales of 330.4 billion cubic feet ("Bcf") of gas. Most of the gas delivered on the systems of the New York Gas Utilities is derived from sources outside of the northeast United States, primarily the producing areas of Texas and Louisiana. Gas is delivered by interstate pipelines pursuant to long-term contracts at rates approved by the Federal Energy Regulatory Commission ("FERC"). Brooklyn Union and KeySpan Gas East each currently have firm transportation agreements with Tennessee Gas Pipeline Company ("Tennessee"), TransContinental Gas Pipe Line Company ("Transco"), Texas Eastern Transmission Company ("TETCO") and Iroquois Gas Transmission System, L.P. ("Iroquois"). Brooklyn Union and KeySpan Gas East buy gas from gas producers in Texas and Louisiana as well as from Canadian suppliers.

          KeySpan Generation. KeySpan Generation is a New York limited liability company which owns and operates approximately 4,032 megawatts ("MW") of electric generation capacity located on Long Island ("KeySpan Generation Facilities"). The KeySpan Generation Facilities consist of approximately 53 oil and gas-fired generating facilities located throughout Long Island. All of the capacity from the KeySpan Generation Facilities is sold at wholesale to LIPA pursuant to a 15 year power supply agreement entered into in June 1997 and effective as of May 1998 at contractual, cost-of-service based rates approved by the FERC.10 LIPA provides electricity to approximately 1 million customers on Long Island. KeySpan Generation does not own any electric transmission or distribution facilities other than limited facilities necessary to interconnect its generating facilities with LIPA's transmission and distribution system. KeySpan Generation is a public utility under the Federal Power Act subject to the jurisdiction of the FERC. KeySpan Generation is also a New York utility subject to regulation by the NYPSC as an "electric corporation" with respect to financial, corporate, reliability and safety matters and affiliate transactions..

                iii.     KeySpan's Non-Utility Subsidiaries

          KeySpan has sixteen (16) direct, wholly-owned subsidiaries which, either directly or indirectly through their subsidiaries, engage in non-utility businesses.11 The businesses of each of these companies and their subsidiaries are described in greater detail in Exhibit E-5 attached hereto and Item 3.A.4.b.iii of this Application/Declaration.

          Together, at December 31, 1999, KeySpan's non-utility subsidiaries and investments constituted approximately 48% of the consolidated assets of KeySpan and its subsidiaries, 15% of consolidated income and 25% of consolidated net revenues.

        b.      Eastern and its Subsidiaries

                i.   Eastern

          Eastern is a Massachusetts voluntary association. It is a public utility holding company exempt from registration under the Act pursuant to
Section 3(a)(1) of the Act.12 Eastern conducts all of its business activities through its operating subsidiaries. Eastern currently owns all of the outstanding common stock of three gas utility companies

___________________
10 LIPA is a New York state public authority.

11 KeySpan's 16 direct non-utility subsidiaries are as follows: KEC, KeySpan Operating Services LLC; KeySpan Exploration and Production, LLC; KeySpan Corporate Services LLC; KeySpan Utility Services LLC; KeySpan Electric Services LLC; KeySpan Energy Trading Services LLC; Marquez Development Corporation; Island Energy Services Company, Inc.; LILCO Energy Systems Inc.; KeySpan-Ravenswood Inc.; KeySpan-Ravenswood Services Corp.; KeySpan Energy Supply, LLC; KeySpan Services Inc.; Honeoye Storage Corporation and, KeySpan Technologies Inc. In addition, KeySpan's gas utility subsidiary, Brooklyn Union, owns all or part interests in three (3) subsidiaries that are engaged in non-utility businesses.

12 See Eastern Enterprises, Holding Co. Act Release No. 27059 (August 12, 1999).

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operating exclusively within  Massachusetts:  Boston Gas Company ("Boston Gas"),
Colonial  Gas  Company  ("Colonial  Gas") and Essex Gas  Company  ("Essex  Gas")
(collectively  referred  to  herein  as  the  "Massachusetts  Utilities").   The
Massachusetts  Utilities are described in greater detail below. Eastern has four
(4) wholly-owned, material non-utility subsidiaries: Midland Enterprises, Inc. ("Midland"), Transgas Inc. ("Transgas"), AMR Data Corporation ("AMR") and ServicEdge Partners, Inc. (ServicEdge"). As described in more detail below, the principal non-utility activities of Eastern's subsidiaries are water barging activities, including the hauling of fuel and other cargo; transporting by truck LNG and propane; providing meters and meter reading services to municipal utilities; and, providing heating, ventilation and air conditioning services. An organizational chart of Eastern and its current subsidiaries is attached hereto as Exhibit E-3.

          For the year ended December 31, 1998, Eastern reported gross revenues of $935,264,000, of which $667,106,000 (or approximately 71%) were derived from regulated sales of gas and gas transportation, operating earnings of $100,405,000, and earnings before extraordinary items of $50,828,000.13 At December 31, 1998, Eastern had consolidated assets of $1,518,370,000, including net property and equipment of $975,749,000. On an unaudited adjusted basis, to take into account financial results of Colonial Gas, which Eastern acquired in August 1999, Eastern would have had $1,118,357,000 in gross revenues, including $835,000,000, or 75% of the total, from regulated gas sales and gas transportation. At September 30, 1999, Eastern had adjusted combined total assets of $1,908,495,000, including adjusted net property and equipment of $1,269,101,000.14 At December 31, 1999, Eastern had issued and outstanding 27,114,198 shares of common stock, par value $1.00 per share. Eastern's shares are listed for trading on the New York, Boston and Pacific Stock Exchanges; however, they will be delisted and cease to be publicly traded after consummation of the Transaction. More detailed information concerning Eastern and its subsidiaries is contained in the Annual Report on Form 10-K for the year ended December 31, 1998, a copy of which is incorporated by reference as Exhibit H-2.15

                ii.      The Massachusetts Utilities

              The Massachusetts Utilities are organized under the laws of the Commonwealth of Massachusetts. They are Massachusetts public utilities subject to regulation by the

________________

13  The  source  for  the  numbers   contained   in  this   paragraph   are  the
Eastern/EnergyNorth Application.

14 The financial presentation is on an unaudited, adjusted, basis to include the effect of the acquisition of Colonial Gas, as if the acquisition had occurred January 1, 1998.

15 As soon as practicable after Eastern files its Annual Report on Form 10-K with the Commission for the year ended December 31, 1999, KeySpan will file an amendment to this Application/Incorporating Eastern's Form 10-K by reference as an exhibit.

Massachusetts Department of Telecommunications and Energy ("MDTE") as to retail rates, transportation rates, affiliate transactions, securities issuances and other matters. Together, the Massachusetts Utilities serve approximately 735,000 retail gas customers. Each of the utilities is described below.

          Boston Gas. Boston Gas, a regulated utility, distributes natural gas to approximately 541,000 customers located in Boston and 73 other cities and towns throughout eastern and central Massachusetts. Boston Gas has been wholly-owned by Eastern since 1929 and has been in the gas business for 177 years, making it the second oldest gas company in the United States.

          Essex Gas. Essex Gas, a regulated utility, distributes natural gas to approximately 44,000 customers in 17 cities and towns in an area of eastern Massachusetts that is contiguous to Boston Gas's service territory. Essex Gas has been in business for 146 years and was acquired by Eastern in September 1998.16

          Colonial Gas. Colonial Gas, a regulated utility, distributes natural gas to approximately 158,000 customers in 24 communities located in northeastern Massachusetts (contiguous to Boston Gas's service territory) and on Cape Cod. Colonial Gas has been in business for 150 years. Eastern completed its acquisition of Colonial Gas on August 31, 1999.

          The facilities of the Massachusetts Utilities together consist of approximately 10,900 miles of mains and 610,000 service connections, all in Massachusetts, and LNG storage facilities located in Dorchester, Lynn, Salem, Haverhill, Tewksbury and South Yarmouth, Massachusetts. In 1998, the three companies delivered a total of 165 billion cubic feet ("Bcf") of gas, including gas sold on a "bundled" basis to retail customers and gas delivered to transportation-only customers. Gas is delivered to the Massachusetts Utilities by interstate pipelines pursuant to long-term contracts at rates approved by the FERC. The Massachusetts Utilities currently have firm transportation agreements with Tennessee, TETCO, Algonquin Gas Transmission Company ("Algonquin") and Iroquois.17 The Massachusetts Utilities purchase gas from producers in Texas, Louisiana and Canada.

                iii.     Eastern's Non-Utility Subsidiaries

          Eastern's principal non-utility subsidiaries are as follows:

          Midland.   Midland  is   primarily   engaged,   through   wholly-owned
subsidiaries, in the operation of a fleet of towboats, tugboats and barges, principally on the Ohio River and

____________________

16 See Eastern  Enterprises,  Holding Co. Act Release No. 26923  (September  30,
1998).

17 TETCO and Algonquin are both subsidiaries of Duke Energy Gas Transmission ("Duke Energy").

Mississippi River and their tributaries, the Gulf Intracoastal Waterway and the Gulf of Mexico. Midland has been operating on the nation's inland waterways since 1925 and transports dry bulk commodities, a major portion of which is coal. Through other subsidiaries, Midland also performs repair work on marine equipment, operates a rail-to-barge coal dumping terminal, a phosphate chemical fertilizer terminal, and cargo transfer facilities, and provides refueling and barge fleeting services.

          Transgas. Transgas (a direct subsidiary of Colonial Gas) is an unregulated energy trucking company, which provides over-the-road transportation of LNG, propane and other commodities. Transgas is the nation's largest over-the-road transporter of LNG.

          ServicEdge.   ServicEdge   offers   heating,   ventilation   and   air
conditioning   services,   primarily   to   residential   customers  in  eastern
Massachusetts.

          AMR. AMR provides customized metering equipment and performs automated meter reading services to municipal utilities.

          Together, at December 31, 1998, Eastern's non-utility subsidiaries and investments constituted approximately 23 % of the consolidated assets of Eastern and its subsidiaries, 11% of consolidated operating income and 29% of consolidated revenues.

                  c. Energy North and its Subsidiaries

          If the ENI Transaction is consummated, EnergyNorth will be a direct, wholly-owned subsidiary of Eastern. EnergyNorth, a New Hampshire corporation, owns all of the issued and outstanding common stock of one gas utility company:
EnergyNorth Natural Gas, Inc. ("ENGI"). EnergyNorth's material non-utility subsidiaries are principally engaged in installing and servicing commercial heating, ventilation and air conditioning equipment and distributing propane. ENGI and the non-utility subsidiaries are more fully described below. An organizational chart of EnergyNorth and its subsidiaries is attached hereto as Exhibit E-3.

          For the fiscal year ended September 30, 1999, EnergyNorth reported consolidated operating revenues of $119,172,000, of which $76,617,000 (or 64%) represented regulated gas sales and transportation, operating income of $9,621,000, and net income of $4,537,000. At September 30, 1999, EnergyNorth had $168,325,000 in total assets, including net utility plant of $113,730,000. As of December 17, 1999, EnergyNorth had issued and outstanding 3,322,903 shares of common stock, par value $1.00 per share. Its shares are listed and traded on the New York Stock Exchange; however, they will be delisted and cease to be publicly traded upon the consummation of the ENI Transaction. More detailed information concerning EnergyNorth and its subsidiaries is contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 1999, a copy of which is incorporated by reference as Exhibit H-3.

                i.       ENGI

          ENGI is a New Hampshire corporation and a gas utility company operating exclusively within New Hampshire. It distributes natural gas to approximately 73,000 residential, commercial and industrial customers in 28 cities and towns in an area covering approximately 922 square miles and having a total population of approximately 482,000. ENGI's service area is located in southern and central New Hampshire, with the exception of the City of Berlin, which is located in northern New Hampshire. ENGI owns approximately 1,113 miles of distribution mains and 700 miles of service connections. ENGI's service area in New Hampshire is contiguous to Colonial Gas's service area in Massachusetts and is within 30 to 85 miles of the greater Boston area. As a public utility under the laws of the State of New Hampshire, ENGI is subject to the regulatory supervision of the NHPUC as to gas sales, transportation rates, securities issuances and other matters.

          Like the Massachusetts Utilities, ENGI purchases most of its gas from sources outside New England (chiefly the producing areas of Texas and Louisiana). All of the pipeline gas delivered to ENGI's principal system in southern and central New Hampshire is transported on the Tennessee pipeline system. ENGI also purchases gas from Canadian sources, which is delivered by Iroquois to Tennessee for ultimate delivery to ENGI and by Portland Natural Gas Transmission System.

                ii.      EnergyNorth's Non-Utility Subsidiaries

          EnergyNorth's principal non-utility subsidiaries are as follows:

          EnergyNorth Propane, Inc. ("ENPI"). ENPI sells propane to approximately 15,800 customers in more than 150 communities located primarily within a 50-mile radius of Concord, New Hampshire. Propane distribution does not require a regulatory franchise in New Hampshire. ENPI operates from separate headquarters and plant facilities that it owns in Concord, New Hampshire and has distribution centers in Bedford and Gilford, New Hampshire. Propane is transported in bulk supply by trucks to and from ENPI's distribution centers. ENPI owns a 49% interest in VGS Propane, LLC (VGSP), a joint venture with Northern New England Gas Corporation, which owns the other 51%. VGSP is a Vermont limited liability company which provides propane service to approximately 10,000 customers in the state of Vermont. In August 1999, ENGI exercised an option to offer to sell its interest in VGSP to Northern New England Gas Corporation. This transaction is expected to close in early 2000.

          ENI Mechanicals, Inc. ("ENM"). ENM owns all of the outstanding stock of Northern Peabody, Inc.("NPI") and Granite State Plumbing and Heating, Inc. ("GSPH"). NPI and GSPH are mechanical contractors engaged in the design, construction and service of plumbing, heating, ventilation, air conditioning and process piping systems. They serve commercial, industrial and institutional customers in northern and central New England. NPI and GSPH operate from separate headquarters and facilities located in Manchester, New Hampshire and Goffstown, New Hampshire, respectively.

          Together, at December 31,1999, EnergyNorth's non-utility subsidiaries and investments constituted approximately 12.7% of the consolidated assets of EnergyNorth and its subsidiaries, and 36.5% of consolidated revenues.

C.      Description of the Transaction

        1. Background and Negotiations Leading to the Proposed Transaction

          During the past several years, Eastern's board of trustees has regularly reviewed and evaluated Eastern's long-term objectives and strategy, particularly in light of the energy industry's trend toward deregulation and consolidation. In July 1999, Eastern's board and management decided to explore alternatives to enhance shareholder value including a strategic combination with another company.

          Since its creation in 1998, KeySpan has considered a variety of acquisitions and strategic alternatives to enable it to compete more effectively in the deregulated energy industry. The acquisition of regional gas and/or electric companies were among the strategic alternatives considered by KeySpan's management consistent with KeySpan's strategic plans and possible acquisition candidates were reviewed by KeySpan's board of directors. The board encouraged management's investigation of strategic options including a possible acquisition of Eastern.

          In September of 1999, Eastern's financial advisor, Salomon Smith Barney, identified a number of potential strategic partners, including KeySpan, and contacted them to determine their initial interests in engaging in a strategic transaction with Eastern. On October 13, 1999, Salomon Smith Barney reported to Eastern's board that a number of companies, including KeySpan, had submitted non-binding indicative bids. During the month of October, KeySpan and other companies conducted due diligence reviews of Eastern's business. On November 1, 1999, Salomon Smith Barney reported to the Eastern board that two companies, one of which was KeySpan, had provided binding offers to acquire Eastern at prices significantly higher than those previously offered. The board instructed management to begin negotiations with KeySpan and the other bidder on a merger agreement.

          Eastern then entered into intensive negotiations with KeySpan and the other bidder. On November 3, 1999, Salomon Smith Barney reported to the Eastern board that KeySpan and Eastern had reached agreement on all outstanding price and non-price terms, and that although the price offered by the other bidder was comparable to KeySpan's proposal, discussions with the other bidder had not resulted in acceptable resolution of other important terms. Salomon Smith Barney also told the board that since November 1, 1999, another company had submitted a binding offer but at a price below that offered by KeySpan and the other bidder. On November 4, 1999, KeySpan and Eastern signed the Merger Agreement. A more fulsome description of the events leading up to the execution of the Merger Agreement and the Transaction is contained in Eastern's Proxy which is incorporated by reference as Exhibit C hereto.

          The merger of KeySpan and Eastern (including EnergyNorth) will result in an integrated natural gas utility serving approximately 2.4 million retail gas customers located in three (3) contiguous states. In addition, KeySpan will continue to serve one wholesale electric customer in New York. The companies believe that by combining resources they will be well positioned to succeed in an increasingly competitive energy marketplace, particularly in the northeastern United States. The companies expect that the Transaction will result in greater shareholder value than either company could achieve on its own. KeySpan and Eastern believe that the increased size and scope of the combined operation will improve their opportunities for expansion and ability to offer a broad line of energy products. Further, the companies are geographically compatible because they are located in contiguous states. Moreover, the characteristics of their respective service territories are similar, consisting of both mature, densely populated urban centers and suburbs. These facts provide them with an excellent ability to share resources and achieve synergies in the increasingly competitive northeast sector of the country. For example, much of the service territories of the New York Gas Utilities and the Massachusetts Utilities have low saturations of gas heating for residential and small commercial customers. The combined companies, based on increased size and scope, could utilize common resources to promote increased use of natural gas through oil-to-gas conversions and more effectively compete as suppliers in such developing markets where no gas service currently exists.

        2.       Merger Agreement

          The Merger Agreement provides for Eastern to be merged with and into ACJ with Eastern being the surviving entity. Eastern will then become a wholly-owned direct subsidiary of KeySpan and KeySpan will register as a holding company under Section 5 of the Act. KeySpan will acquire all of Eastern's common stock in an all cash transaction. Shares held by Eastern, KeySpan, or any of KeySpan's wholly-owned subsidiaries will be cancelled in the Transaction. The closing of the Transaction will occur on the second business day immediately following the satisfaction or waiver of the conditions to the Transaction unless Eastern and KeySpan mutually agree to another time.

          Treatment of Eastern Shareholders: As a result of the Transaction, Eastern shareholders will receive $64.00 in cash, without interest, for each share of Eastern common stock, unless the shareholder is entitled to and has perfected its dissenters' appraisal rights. Eastern shareholders will receive an additional $0.006 per share ("Additional Amount") for each day the Transaction has not closed after the later of (a)

August 4, 2000 or (b) ninety days after the New Hampshire Public Utilities Commission ("NHPUC") gives final regulatory approval to the ENI Transaction, though the aggregate Additional Amount will be reduced by the aggregate amount of any per share increase in any dividend actually paid that is attributable to any period in which the Additional Amount accrues.

          Closing Conditions: The Transaction is subject to customary closing conditions, including receipt of all required regulatory approvals, such as approval by the Commission under the Act.

          Tax  Consequences:   The  receipt  of  the  consideration  by  Eastern
shareholders for each share of Eastern common stock will be a taxable transaction for federal income tax purposes. Each holder's gain or loss per share of Eastern common stock will be equal to the difference between the holder's tax basis in that particular share of the Eastern common stock and the amount of cash received therefor. Such gain or loss generally will be a capital gain or loss assuming the Eastern common stock is held as a capital asset at the time of the Transaction.

          Accounting Treatment: The Transaction will be accounted for as a purchase for accounting and financial reporting purposes.

D.   Management and Operations of KeySpan Following the Transaction

          Following consummation of the Transaction, KeySpan will be the direct parent company of Eastern. KeySpan's board of directors will be composed of 15 members. Robert Catell will remain as the Chief Executive Officer and Chairman of the Board of Directors of KeySpan. J. Atwood Ives, the current Chief Executive Officer of Eastern, will be elected to KeySpan's board of directors. The main corporate headquarters and principal executive offices of the combined company will remain in Brooklyn, New York; however, Eastern will maintain offices in the Boston area and EnergyNorth will maintain offices in New Hampshire.

Item 2.  Fees, Commissions and Expenses

          The estimated fees, commissions and expenses in connection with the proposed Transaction are set forth in Exhibit I hereto.

Item 3.  Applicable Statutory Provisions

          The following sections of the Act and the Commissions rules thereunder are or may be applicable to the proposed Transaction:

  Section of the Act      Transactions to which Section is or may be applicable
  ------------------      -----------------------------------------------------


  3(a)(1) Confirmation that Eastern, EnergyNorth and KEC will continue to be exempt holding companies under the Act


  5 Registration of KeySpan as a holding company following the consummation of the Transaction


  8, 9(a)(2), 10          Acquisition by KeySpan of common stock of Eastern


  11(b) Retention by KeySpan of (i) its electric utility operations (i.e., KeySpan Generation) and (ii) the non-utility businesses of KeySpan, Eastern and EnergyNorth


          To the extent that other sections of the Act and the Commission's rules thereunder are or may be applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

A.       Approval of the Transaction.

              Section 9(a)(2) provides in pertinent part that:

              Unless the acquisition  has been approved by the Commission  under section 10, it shall be unlawful . . . for any person. . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate, under clause (A) of paragraph 11 of subsection (a) of section 2, of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate.

For purposes of section 9(a)(2), an "affiliate" of a specified company is any person that directly or indirectly owns, controls, or holds with power to vote 5% or more of the outstanding voting securities of such specified company. KeySpan already owns, directly or indirectly, 100% of the common stock of the New York Utilities, which are public utility companies within the meaning of Section 2(a)(5) of the Act. Accordingly, the Transaction requires approval pursuant to Section 9(a)(2) because it contemplates that KeySpan will indirectly acquire 100% of the common stock of the Massachusetts Utilities and ENGI, each of which are public utility companies as defined in the Act.

          Section 10 of the Act sets forth the statutory standards that the Commission must consider in evaluating an acquisition which requires Section 9(a)(2) approval. As demonstrated below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Accordingly,

            o the Transaction will not tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers (Section 10(b)(1) of the Act);

            o the consideration to be paid in the Transaction is fair and reasonable (Section 10(b)(2) of the Act);

            o the Transaction will not result in an unduly complicated capital structure for the KeySpan-Eastern combined system and will not be detrimental to the public interest or the interest of investors or consumers (Section 10(b)(3) of the Act);

            o the Transaction is not unlawful under Section 8 and is not detrimental to the carrying out of Section 11 of the Act (Section 10(c)(1) of the Act); o the Transaction tends towards the economical and efficient development of an integrated public utility system (Section 10(c)(2) of the Act); and

            o the Transaction will be consummated in compliance with all applicable state laws (Section 10(f) of the Act).

1.       Section 10(b)(1)

         a.   Interlocking Relationships

              By its nature, any merger results in new links between theretofore unrelated companies. However, these links are not the types of interlocking relationships targeted by

Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.18

          The Merger Agreement provides for the board of directors of KeySpan to be composed of members from the boards of both KeySpan and Eastern. This is necessary to integrate Eastern fully into the KeySpan system and will therefore be in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1) and is consistent with the composition of other boards for holding companies registered under the Act.

                b.       Concentration of Control

          Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system.19 In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed."20 As discussed below, the Transaction will not create a "huge, complex and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies that are expected to benefit investors and consumers.21

          Size: If approved, the KeySpan system will provide gas distribution service to approximately 2.4 million residential, commercial and industrial customers located in New York, New Hampshire and Massachusetts as well as wholesale electric service to one customer, LIPA, in Nassau and Suffolk counties and the Rockaway Peninsula of Queens County, New York. The combined assets and revenues of KeySpan and Eastern (including EnergyNorth) will be less than, those of Dominion Resources, Inc. ("Dominion"), a combination registered holding company recently approved by the Commission.22 Dominion's acquisition of Consolidated Natural Gas Company resulted in a combined gas and electric utility holding company system serving nearly 4 million retail customers in five

___________________

18 Northeast Utilities, 50 SEC 427,443(1990), as modified, 50 SEC 511 (1991), aff'd sub nom., City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]").

19 American Electric Power Co., 46 SEC 1299, 1309 (1978).

20 Vermont Yankee Nuclear Corp., 43 SEC 693, 700 (1968).

21 American Electric Power Co., 46 SEC at 1307 (1978).

22  KeySpan   will  file  with  the   Commission,   as  an   amendment  to  this
Application/Declaration, the financial data on KeySpan and Eastern's combined assets and utility revenues.

(5) states, including approximately 2 million gas retail customers, and total consolidated assets of $29.059 billion and revenues of $8.8 billion.23

          Efficiencies and Economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations.24 The Commission has concluded that size is not determinative. In Centerior Energy Corp.,25 the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." In addition, the SEC Division of Investment Management ("Division") recommended in its 1995 report on the Regulation of Public Utility Holding Companies (the "1995 Report") that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the proposed transaction would create an entity subject to effective regulation and would be beneficial to shareholders and customers as opposed to focusing on rigid, mechanical tests.26

         By virtue of the Transaction, the combined companies will be in a position to realize the substantial opportunities to become an effective competitor in a rapidly deregulating and increasingly competitive energy market that neither KeySpan nor Eastern, acting alone, would be in a position to achieve. Among other things, the Transaction is expected to yield significant capital expenditure and operating cost savings through consolidation of facilities and corporate and administrative functions, non-gas purchasing economies and the coordinated management of gas supply. The combination of KeySpan and Eastern offers the same type of synergies and efficiencies sought by the applicants (both exempt and registered companies) in NIPSCO Industries, Inc.,27 TUC Holding Company,28 WPL Holdings, Inc.,29 and New Century Energies, Inc.30 These expected economies and efficiencies from the combined operations of KeySpan and Eastern are projected to result in annual net savings of $24 to $29 million, phased in over a two year period. Additional synergies from the combination of the utility operations of both companies are described in greater detail in Item 3.A.5.ii below.

_______________________

23 Dominion Resources, Holding Co. Act Release No. 27113 (December 15, 1999).

24 American Electric Power, supra,. at 1309.

25 Centerior Energy Corp., 49 SEC 472 at 475 (April 29, 1986).

26 1995 Report at 73-4.

27 Holding Co. Act Release No. 26975 (February 10, 1999).

28 Holding Co. Act Release No. 26749 (August 1, 1997).

29 Holding Co. Act Release No. 26856 (April 14, 1998).

30 Holding Co. Act Release No. 26748 (August 1, 1997).

          After the Transaction is consummated, the retail gas utility company operations of KeySpan, Eastern and EnergyNorth will continue to be fully subject to the jurisdiction of the state regulators in the states in which such operations are conducted (i.e., New York, Massachusetts and New Hampshire, respectively). KeySpan's electric utility company, KeySpan Generation, will also remain subject to the same NYPSC and FERC regulation that applied prior to the merger. Therefore, completion of the Transaction will not affect current state regulation of the combined companies' utility operations.

          Competitive Effects: As the Commission stated in Northeast Utilities,31 the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." KeySpan and Eastern will file Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market. It is a condition to the consummation of the Transaction that the applicable waiting periods under the HSR Act shall have expired or been terminated. In the past, the Commission has largely relied on, or "watchfully deferred" to,32 the determination of other regulators with respect to anti-competitive considerations and has declined to reconsider issues of size and market power that have been considered by other federal antitrust regulators.33

          In sum, for the reasons set forth above, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or consumers within the meaning of Section 10
(b)(1), and the Commission may justifiably rely on the DOJ/FTC's review of the Transaction with respect to anti-competitive issues.

                2.       Section 10 (b) (2)


          Section 10(b)(2) requires the Commission to determine whether the consideration to be paid by KeySpan to the holders of Eastern's common stock in connection with the Transaction, including all fees commissions and other remuneration, is reasonable and whether it bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. The Commission has recognized that when the consideration to be paid in a proposed transaction is the result of arm's-

___________________

31 Northeast Utilities, 50 SEC 427 (Dec. 21, 1990).

32 See City of Holyoke Gas &Electric Dept., supra.

33 WPL  Holdings,  Inc.,  et al.,  Holding Co. Act Release No.  26856 (April 14,
1998), aff'd sub nom., Madison Gas and Electric Company v. SEC (D.C. Cir. 1999); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997).

length negotiations, and supported by opinions of financial advisors, there is persuasive evidence that Section 10(b)(2) is satisfied.34

          For the reasons set forth below, the Transaction satisfies the requirements of Section 10(b)(2).

                a.       Fairness of Consideration

          The consideration for the Transaction is the result of a competitive process and substantial arm's-length negotiations between KeySpan and Eastern. The negotiations were preceded by KeySpan's extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of the combined companies. See "Background of the Merger" of Eastern's Proxy Statement in Exhibit C hereto.

          In addition, nationally recognized investment bankers for each of KeySpan and Eastern reviewed extensive information concerning the companies and analyzed the Transaction consideration employing several valuation methodologies. KeySpan's financial advisor was JP Morgan Securities, Inc. ("JP Morgan") and it has provided a "fairness" opinion to KeySpan's Board of Directors with respect to the consideration to be paid in the Transaction. Salomon Smith Barney has also rendered an opinion to Eastern that the Transaction consideration is fair from a financial point of view to Eastern's common stockholders. JP Morgan's opinion is attached hereto as Exhibit G-1 and Salomon Smith Barney's opinion is incorporated by reference as Exhibit G-2.

                b.       Reasonableness of Fees

          KeySpan believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are (i) reasonable and fair in light of the size and complexity of the Transaction relative to other similar transactions and the anticipated benefits of the Transaction to the public, investors and consumers, (ii) consistent with recent precedent and (iii) meet the standards of Section 10(b)(2).

          As set forth in Item 2 of this Application/Declaration, KeySpan and Eastern together expect to incur a combined total of approximately $ 8 million in fees, commission and expenses in connection with the Transaction. KeySpan believes that the estimated fees and expenses in this matter bear a fair relation to the value of the combined company and the strategic benefits to be achieved by the Transaction and that the fees and expenses are fair and reasonable in light of the size and complexity of the Transaction.35 Based on a

_____________________

34 See Entergy Corp., et al., 51 SEC 869 (December 17, 1993); The Southern Co., et al. Holding Co. Act Release No. 24579 (February 12, 1988); Ohio Power Co., 44 S.E.C. 340, 346 (1970).

35 See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992).

price for Eastern's common stock at $64.00 per share, the Transaction price is valued at approximately $1.7 billion. The total estimated fees and expenses of $8 million represent less than 1% of the value of the consideration to be paid to the Eastern shareholders. This percentage is consistent with percentages previously approved by the Commission.36

        3.  Section 10 (b) (3)


          Section 10 (b) (3) requires the Commission to determine whether the Transaction will unduly complicate KeySpan's capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of KeySpan's system.

             a.  Capital Structure

          The Commission has found that an acquisition satisfies the Section 10(b)(3) analysis where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30% level prescribed by the Commission.37 Under these standards, KeySpan's proposed acquisition of Eastern will not unduly complicate the capital structure of the combined system. Set forth below are summaries of the historical capital structures of KeySpan, Eastern and EnergyNorth as of December 31, 1999.











_____________________

36 See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the consideration paid to the shareholders of Gulf State Utilities); Northeast Utilities, Holding Co. Act Release No. 325548 (June 3, 1992) (fees and expenses represented approximately 2% of the assets to be required).

37 See, e.g., Entergy Corp., 55 S.E.C. 2035 (Dec. 17, 1993); Northeast Utilities, 47 S.E.C. 1279 (1990).

                        KeySpan, Eastern and EnergyNorth

  Pre-Transaction Historical December 31, 1998 Consolidated Capital Structures
                             (Dollars in thousands)



                                    KeySpan           Eastern        EnergyNorth


Common Shareholders Equity      $  2,715,025       $  754,630        $  52,631

Preferred Stock not subject
to mandatory redemption

                                    84,339            -------           -------


Preferred Stock subject to
mandatory redemption

                                   363,000            -------           -------


Debt                             1,682,702           515,232             46,481

Total                         $  4,845,066      $  1,269,862          $  98,264


          KeySpan's consolidated equity to total capitalization ratio after the consummation of the Transaction will exceed the traditionally accepted 30% level.

                b.       Protected Interests

          As set forth more fully in the discussion of the standards of Section 10(c)(2) in Item 3.A.5. below, the Transaction will create opportunities for KeySpan and Eastern to achieve substantial cost savings and synergies, and will integrate and improve the efficiency of the KeySpan and Eastern utility systems. The Transaction will therefore be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

        4.       Section 10 (c) (1)


          Section 10 (c)(1) of the Act prohibits the Commission from approving an acquisition under Section 9(a) of the Act if such acquisition is unlawful under Section 8 of the Act or is detrimental to the carrying out of Section 11 of the Act. As demonstrated below, the Transaction is not unlawful under Section 8 nor will it be detrimental to the enforcement of the provisions under Section 11 of the Act.

        a.       Section 8 Analysis

          Section 8 prohibits registered holding companies from acquiring, owning interests in, or operating both a gas and an electric utility serving substantially the same area if prohibited under state law. The Transaction involves KeySpan's indirect acquisition of the Massachusetts Utilities and ENGI which are exclusively gas utility companies. Accordingly, the Transaction does not raise any issue under Section 8 since it does not involve an acquisition in which the newly acquired gas companies will be serving the same areas of any affiliated electric utility company.38

        b.       Section 11 Analysis

          Section 10(c)(1) of the Act requires that an acquisition not be detrimental to carrying out the provisions of Section 11. For the reasons set forth below, the Transaction meets the requirements of Section 10(c)(1).

                i.       Capital and Corporate Structure

          Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting power is fairly and equitably distributed. As described above in Item 3.A.3.a of this Application/Declaration, the Transaction will not result in unnecessary complexities or unfair distribution of voting powers.

                        Section   11(b)(2) directs the Commission to

                              ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system. In carrying out the provisions of this paragraph the Commission shall require each registered holding company (and any company in the same holding company system with such holding company) to take such action as the Commission may find necessary in order that such holding company shall

_________________

38 KeySpan currently owns two gas utility companies (Brooklyn Union and KeySpan Gas East) and one electric utility company (KeySpan Generation) which are all located in New York. In 1998, KeySpan's acquisition of the companies was approved by the Commission, in BL Holdings, supra, and the NYPSC. The service territories of the Massachusetts Utilities and ENGI will not overlap with the areas served by KeySpan Generation.

                              cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company.

          After the Transaction is consummated, there will be two tiers of holding companies between ENGI and KeySpan (i.e., ENGI's parent, EnergyNorth, will be a subsidiary of Eastern, a holding company, which will be a direct subsidiary of KeySpan). This structure raises two issues under Section 11(b)(2): whether EnergyNorth's existence will complicate the structure of KeySpan's holding company system after the Transaction is consummated; and, whether the Transaction will result in an unfair or inequitable distribution of voting power among the security holders of the holding company system. As discussed below, EnergyNorth's existence does not raise the complexities Section 11(b)(2) seeks to address. Moreover, as soon as reasonably practicable after the consummation of the Transaction, KeySpan intends to eliminate EnergyNorth as an intermediary holding company so that ENGI will become a direct utility subsidary company of Eastern.

          EnergyNorth's continued existence is necessary to ensure a smooth transition toward the coordination of ENGI's operations with those of the Massachusetts Utilities and the New York Gas Utilities. Because KeySpan will indirectly own all of the outstanding common stock of Eastern and EnergyNorth, the continued existence of EnergyNorth during a transitional period raises no concern over any undue complexities in the holding company structure or a risk of unfair or inequitable distribution of voting power within the holding company system.39 Therefore, KeySpan requests that the Commission permit the continued existence of EnergyNorth following the consummation of the Transaction.40

                ii.      Integrated Public Utility Holding Company System

          Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operation of such integrated public utility system." Ordinarily, the single system can provide either electric or

__________________

39 KeySpan will issue debt to acquire Eastern and, like acquisitions recently approved by the Commission which resulted in newly registered holding companies, such debt is consistent with that permitted under Section 7(c)(2)(A) of the Act for such acquisitions. SCANA Corporation, Holding Company Act. Release No. 27133 (February 9, 2000); Dominion Resources, Holding Co. Act Release No. 27113 (December. 15, 1999).

40 The Commission has the ability to exercise its reasonable discretion to permit a "great grandparent" holding company structure when the specifics of the transaction do not raise the concerns Section 11(b)(2) was intended to address. See, e.g., West Penn Railways Co., Holding Co. Act Release No. 953 (January 3,
1938) (expressly authorizing the continued existence of an intermediate holding company); West Texas Utilities Co., Holding Co. Act Release No. 4068 (January
25, 1943) (reserving jurisdiction under Section 11(b)(2) in connection with a transaction which would result in the a "great grandparent" holding company).

gas service, however, Section 11(b)(1) (A-C) of the Act (the "ABC Clauses") provides an exception to the "single system" requirement and permits a registered holding company to own one or more additional integrated public utility systems (e.g., both gas and electric) if the criteria of the ABC Clauses are met.

          As described more fully in Item 3.A.5.i below, the principal utility system of the combined companies, comprised of the gas operations conducted by Brooklyn Union and KeySpan Gas East and Eastern's gas operations (i.e., the Massachusetts Utilities and ENGI), satisfy the requirements for a single integrated gas utility system. Moreover, as set forth below, retention is permissible of (a) KeySpan Generation because it qualifies as an additional electric system under the ABC Clauses, and (b) the non-utility businesses of KeySpan, Eastern and EnergyNorth because they satisfy standards for retention under Section 11(b)(1) of the Act.

                                (1)      Retention of Electric Operations:


          The ABC Clauses under Section 11 (b)(1) permit the retention of additional integrated public-utility systems if the Commission finds the following:

                    (a) each of the additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

                    (b) all of the additional systems are located in one state, in adjoining states or in a contiguous foreign country; and

                    (c) the continued combination of such systems is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of operation.

          Historically, the Commission considered the question of whether a registered holding company could retain a separate system by applying a strict standard that required a showing of a loss of substantial economies before retention would be permitted.41 Under the Commission's previous narrow interpretation of Section 11(b)(1)(A), when considering whether to permit primarily electric utility holding companies to keep their gas assets, the Commission, as a guide to determining whether lost economies are substantial, gave consideration to four ratios which measure the projected loss of economies as a percentage

_____________________

41 See New England Electric System, 41 S.E.C. 888 (1964).

of: (1) total gas operating revenues; (2) total gas expense or "operating gas revenue deductions"; (3) gross gas income; and (4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies."42

          However, in its 1995 Report, the Division recommended that the Commission "liberalize its interpretation of the `A-B-C' clauses."43 Accordingly, the Commission has explicitly rejected a rigid interpretation of the requirements of the ABC Clauses in a number of recent decisions in which it has approved newly formed combined utility registered holding company systems.44 In these cases, the Commission has found that, due to the convergence of the energy and gas industries, retention of an additional system is desirable where separation of the gas business from the electric business could cause the divested entities to be weaker competitors.45 Thus, even a small loss of economies could be harmful to each entity's competitive position if they were required to separate.46

          The Commission's review of the Transaction and its retention of KeySpan Generation under the ABC Clauses should be evaluated based on its more recent precedent and policy advocating a more flexible approach to combined electric and gas systems. If KeySpan Generation were divested, KeySpan would lose (i) its ability to economically meet its current power supply obligations to LIPA; and (ii) the potential competitive benefits of a combined electric and gas company in the emerging converged energy market because the loss of its electric assets would hamper its future ability to provide customers with a full range of energy options.

          Nevertheless, even under the Commission's more stringent historical analysis, KeySpan Generation would experience significant lost economies if operated on a stand

______________________

42 See Engineers Public Service Co., 12 SEC 41, 59 (1942). Recently, in Ameren, Conectiv, New Century and WPL Holdings, the Commission permitted the applicants to retain their additional gas systems because the ratios set forth in their severance studies exceeded the Commission guidelines.

43 1995 Report at 74.

44 See, e.g., SCANA, supra; New Century Energies, Inc., Holding Co. Act Release No. 26748, 1997 SEC LEXIS 1583 (1997); Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998), 1998 SEC LEXIS 326 (1998); WPL Holdings, Inc.,
Holding Co. Act Release No. 26856 (April 14, 1998), 1998 SEC LEXIS 676 (1998); Conectiv, supra; Dominion Resources, Holding Co. Act Release No. 27113 (Dec. 15,
1999).

45 See New Century, supra, 1997 SEC LEXIS 1583, *50.

46 WPL Holdings, supra, 1998 SEC LEXIS 676, *61.

alone basis without any increase in benefits to consumers.47 Attached to this Application/Declaration as Exhibit J is an "Analysis of the Economic Impact of Divestiture of the Electric Operations of KeySpan Generation LLC" hereafter referred to as the Retention Study. As demonstrated in the Retention Study, if KeySpan Generation were divested and forced to operate on a stand alone basis, it would result total lost economies of $17.4 million, increased operation and maintenance expenses of 16.4%, a 60.8% loss of gross income (pre-tax net income), and a 48.3% loss of net electric income. Here, the lost economies that would be experienced if the electric facilities were to be operated on a stand alone basis exceed the Commission's guidelines even under a narrow interpretation of the Section 11(b)(1)(A).

          Clause (B) of Section 11(b)(1) is met because the electric operations of KeySpan Generation are located in one state (New York). KeySpan Generation will be in the same state as the New York Gas Utilities which are part of KeySpan's proposed principal integrated gas system.

          With respect to clause (C) of Section 11(b)(1), KeySpan Generation's continued electric operations under KeySpan are not so large (considering the state of art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of regulation. KeySpan Generation's electric system is confined to a relatively small area (i.e., Long Island). Moreover, management currently is, and will remain after the Transaction, in the New York city metropolitan area, thereby preserving the advantages of localized management. The Transaction will have no impact on effective regulation because KeySpan Generation will remain subject to the jurisdiction of the FERC and the NYPSC. Finally, as discussed above, the electric operations enjoy substantial economies as part of the KeySpan system and should realize additional economies after the Transaction.

                        iii.     Retention of Non-Utility Businesses

          Section 11(b)(1) permits a registered holding company to retain non-utility businesses which are reasonably incidental or economically necessary, or appropriate and not detrimental to the proper functioning of the holding company systems. Although the Commission has traditionally interpreted this provision to require an operating or

______________________

47 By way of background, KeySpan Gas East and KeySpan Generation have a long historical relationship because their gas and electric assets were originally owned and operated by LILCO on an integrated basis. When KeySpan acquired the assets in 1998, they were transferred into the separate companies. Ten out of eleven of KeySpan Generation's steam generating plants are capable of burning gas to generate electricity. In BL Holdings, supra, the Commission approved KeySpan's acquisition of KeySpan Gas East and KeySpan Generation and found de facto integration of the separate gas and electric systems based on factors such as their shared physical interconnections and common gas sources and administrative coordination.

functional relationship48 between the non-utility activity and the system's core non-utility business, in its release promulgating Rule 58,49 the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The Commission concluded in the Rule 58 Release "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. Furthermore, in the 1995 Report, the Commission's staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers.50

          Registered holding companies and their subsidiaries are permitted to invest in energy related companies, as defined under the Commission's Rule
58(b)(1), without prior Commission approval under the Act if the aggregate investment in all such energy related companies does not exceed the greater of $50 million or 15% of the consolidated capitalization of the registered holding company. However, the Commission has disregarded existing investments in these types of activities, for purposes of calculating the dollar limitation upon investments in energy related companies, which were made by a holding company prior to its registration under the Act.51

              Rule 58(b)(2) permits gas registered holding companies to invest in gas related companies without the Commission's prior approval and such activities are not subject to any dollar limitation. A gas registered holding company, for purposes of Rule 58, is defined as a holding company that is registered solely by reason of ownership of voting securities of gas utility companies or a subsidiary company thereof.52 A gas related company is a company that derives, or will derive, substantially all of its revenues from one or more

_________________

48  Michigan   Consolidated  Gas.  Co.,  44  SEC  361  (1970),   affd.  Michigan
Consolidated Gas Company v. SEC, 444 F.2d 913 (1970).

49 Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (February 14, 1997) ("Rule 58 Release").

50 1995 Report at 81-87, 91-92

51 See, e.g.,  Conectiv,  Inc.,  Holding Co. Act Release No. 26832 (February 25,
1998); see also Ameren Corporation, Holding Co. Act Release No. 26809 (December 39, 1997). The Commission reached this conclusion in previous orders because the companies involved in the mergers were not previously subject to the Section 11(b)(1) restrictions on non-utility investments which apply only to registered holding companies.

52 Because KeySpan will register solely by reason of its acquisition of gas utility companies (i.e., the Massachusetts Utilities and ENGI), it qualifies for the exemptions related to ownership of gas related companies under Rule 58.

activities permitted under the Gas Related Activities Act ("GRAA").53 Rule 58(b)(2)(i) and Section 2(a) of the GRAA apply to activities related to the transportation and storage of natural gas; Rule 58(b)(2)(ii) and Section 2(b) of the GRAA apply to activities related to the supply of natural gas. The "GRAA does not impose any geographic boundaries within which a gas registered system may engage in the listed activities."54 Thus, the GRAA permits registered gas utility holding companies to own companies engaged in international gas related activities.55

          KeySpan is presently a holding company exempt from registration under the Act, as are Eastern and EnergyNorth. As exempt holding companies, each has been free to invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a) of the Act. The companies' non-utility investments have been successful overall, have resulted in tangible benefits to their respective shareholders, and have been undertaken in compliance with applicable state laws and regulations in a manner to minimize risks to the ratepayers of their respective utilities. Except as discussed in Item 3.b.iii.4 below, the non-utility business interests that KeySpan will hold, directly or indirectly, after the consummation of the Transaction meet the Commission's standards for retention. The following is a description of the specific bases under which the existing non-utility investments  of KeySpan,  Eastern and  EnergyNorth  may be retained  pursuant to
Section 11(b)(1).56

                        (1)      KeySpan's Non-Utility Subsidiaries

          The business activities of the following companies are energy related activities within the meaning of Rule 58 (b)(1)(iv):

                o KeySpan Technologies Inc. is involved in procuring new technologies, such as fuel cells that use gas, to market to its customers.


          The following companies engage in energy marketing and brokering and, thus, are energy related companies within the meaning of Rule 58 (b)(1)(v):

____________________

53 Pub. L. No. 101-527, 104 Stat. 2810 (November 15, 1990), codified as a note to Section 11 of the Act.

54 Consolidated Natural Gas Company, Holding Co. Act Release No. 26595 (October 25, 1996).

55 Id.

56 KeySpan Corporate Services LLC, a direct subsidiary of KeySpan provides corporate administrative services to KeySpan and its subsidiaries. KeySpan Utility Services LLC, also a direct subsidiary of KeySpan, provides gas and electric transmission and distribution system planning and marketing services, procurement of goods and services, research and development, meter repair operations and corporate administrative services to KeySpan's subsidiary.
KeySpan will request the requisite service company approvals for KeySpan Corporate Services LLC and KeySpan Utility Services LLC in the separate Omnibus Application.

                o   KeySpan   Energy   Services,   Inc.  is  a  gas  and  retail
                    electricity marketer.

                o   KeySpan  Energy   Trading   Services  LLC  is  a  broker  of
                    electricity and gas.57

                o KeySpan Energy Supply, LLC engages in energy marketing and brokering activities.

              The business activities of the following companies are energy related activities similar to those permitted under Rule 58 (b)(1)(vii):

                o KeySpan Energy Construction, LLC provides electric field services which include the installation, maintenance and replacement of electric transmission and distribution equipment to affiliates and nonaffiliates.

                o KeySpan Electric Services LLC provides day-to-day operation and maintenance services and construction management services to LIPA for its electric transmission and distribution system.

                o KeySpan-Ravenswood Services Corporation ("KRS") is primarily engaged in providing day-to-day operation and maintenance services for generation facilities owned by its EWG affiliate, KeySpan-Ravenswood, Inc.58

         The business activities of the following companies, either directly or through subsidiaries, are gas related activities within the meaning of Rule 58
(b)(2)(i), involving the transportation and storage of natural gas:

                o Honeoye Storage Corporation, owns an underground gas storage facility.


_____________________

57 This company also engages in energy supply portfolio management and risk management which falls under Rule 58 (b)(1)(i).

58 KRS also provides small amounts of electricity to The Consolidated Edison Company of New York, Inc. ("Con Edison"), which is an energy marketing activity within the meaning of Rule 58 (b)(1)(v). In addition, KRS also provides day to day operation and maintenance services to Con Edison for its steam distribution plant located in New York adjacent to the EWG's facilities. Although KRS does not own the steam plant, the services are similar to the thermal energy activities described in Rule 58 (b)(1)(vi).

                o   Cross  Bay  Pipeline  Company,   LLC,  is  involved  in  the
                    development of the Cross Bay Pipeline, a proposed interstate pipeline that would be subject to FERC jurisdiction.

                o Each of LILCO Energy Systems Inc. and North East Transmission Co., Inc., are general partners in the Iroquois Gas Transmission System, L.P. ("Iroquois"). Iroquois is a FERC regulated natural gas pipeline. Iroquois' wholly owned subsidiary, Iroquois Pipeline Operating Company, operates Iroquois' pipeline.59

                o   Adrian Associates owns a natural gas storage field.

              The  business  activities  of  the  following  companies,   either
directly or through subsidiaries, qualify as gas related activities within the meaning of Rule 58 (b)(2)(ii), involving the supply of natural gas:

                o Alberta Northeast Gas, Ltd. ("Alberta Northeast") exports and markets natural gas from Canada and resells it for delivery to utilities in the northeast United States.60

                o Northeast Gas Markets, LLC ("Northeast"), provides natural gas procurement, management and marketing services.61

                o Boundary Gas, Inc. ("Boundary"), imports and markets natural gas from Canada and resells it for delivery to utilities in the northeast United States.62


              The following company is engaged in international gas related activities that fall under Section 2(a) of the GRAA:

                o Premier Transco Limited, which is a natural gas pipeline company owning and operating facilities in the United Kingdom.

___________________

59 Iroquois will continue to qualify for an exemption under 17 C.F.R. ss.250.16. After consummation of the Transaction, no more than 50% of the voting interests in Iroquois will be held by a registered holding company.

60 Alberta Northeast's gas marketing activities also qualify it as an energy related company under 17 C.F.R. Section 250.58(2)(b)(1)(v).

61 Northeast's gas marketing activities also qualify it as an energy related company under 17 C.F.R. Section 250.58(2)(b)(1)(v).

62 Boundary's gas marketing activities also qualify it as an energy related company under 17 C.F.R. Section 250.58(2)(b)(1)(v).

          The activities of the following companies engage in international gas related activities under Section 2(b) of the GRAA:

                o GMS Facilities Limited. owns two natural gas processing plants and associated gathering systems in western Canada.

                o Gulf Midstream Services Partnership owns 12 natural gas processing plants and associated gathering facilities and is also involved in natural gas liquids fractionation, storage, transportation and marketing in western Canada.63

                o Gulf Midstream Services Limited markets natural gas liquids and is the agent for, and is engaged in, the operation of the gas processing plants and associated gathering facilities of GMS Facilities Limited and Gulf Midstream Services Partnership.

                o KeySpan Energy Canada Ltd. owns an interest in The Taylor Gas Liquids Partnership ("Taylor "). Taylor owns an interest in a natural gas liquids and extraction plant in western Canada.

          The Commission has authorized registered holding companies to own businesses involved in the exploration, ownership, development and acquisition of natural gas and oil properties.64 Additionally, the activities of such companies which relate to natural gas, are gas related activities under Section 2 of the GRAA. Since the following companies are substantially similar to those approved by the Commission, they are retainable under the Act:

                o The Houston Exploration Company ("Houston Exploration") is engaged in the exploration, development and acquisition of domestic gas and oil properties. It also owns associated gathering systems and is engaged in small scale marketing, supplying, transportation and storage. Houston Exploration's wholly-owned subsidiary, Seneca-Upshur Petroleum, Inc., also owns interests in oil and gas properties.

                o KeySpan Exploration and Production, LLC is part of a joint venture that owns certain properties for offshore gas and oil exploration and development.

____________________

63 The storage and transportation activities fall within Section 2(a) of the GRAA.

64 WPL Holdings Inc., Holding Co. Act Release No. 26856 (April 14, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997); New England Energy Inc., Holding Co. Act Release No. 23988 (January 13, 1986).

                o KeySpan Natural Fuels, LLC owns interests in onshore wells of Houston Exploration that produce oil and gas..

                o Solex Production Limited owns and is developing a producing oil field.

       The Commission has also permitted registered holding companies to own non-utility businesses that design, construct, install, maintain and service new and retrofit heating, ventilating, and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures.65 The following non-utility subsidiaries of KeySpan are similar to those approved by the Commission in Cinergy:

                o Fritze KeySpan, LLC designs, builds, installs and services heating, ventilating, and airconditioning systems.

                o KeySpan Plumbing Solutions, Inc. provides plumbing and maintenance services.

                o KeySpan Energy Management, Inc. installs and constructs power supply, heating, ventilation66 and air conditioning systems and burners and boilers.

                o   R.D. Mortman,  LLC installs and services burners and boilers
                    and  designs,   builds,   installs  and  services   heating,
                    ventilation and air conditioning systems.

                o Delta KeySpan, Inc. designs, builds, installs and services heating, ventilating and central air conditioning systems.

                o   KeySpan   Energy   Solutions,   LLC  provides   service  and
                    maintenance for heating equipment, water heaters, central air conditioners and gas

___________________

65 Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); See also Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998).

66 KeySpan Energy Management, Inc. may also engage in activities similar to its subsidiaries, KeySpan Engineering Associates, Inc. and R.D. Mortman, LLC. Such activities have been approved by the Commission in previous orders.

                    appliances. It also offers safety products and services to gas consumers.67

                o   Fourth  Avenue   Enterprise   Piping  Corp.  is  engaged  in
                    providing   maintenance  and  installation  of  boilers  and
                    heating, ventilation and air conditioning systems.

                o Active Conditioning Corp. is engaged in maintenance and installation of boilers and heating, ventilation and air conditioning systems.

                o WDF, Inc. provides mechanical contracting services to commercial and industrial customers. The mechanical contracting services include the design, construction, alternation, maintenance and repair of plumbing and heating, air conditioning and ventilation systems.

                o Roy Kay, Inc. provides mechanical and general contracting services to commercial customers. Roy Kay, Inc. installs and renovates heating, ventilation and air conditioning systems, as well as oil and gas boilers and burners. Its services include the installation of all piping equipment, as well as the design and fabrication of piping and sheet metal incidental to its mechanical contracting services.

                o Roy Kay Electrical Company engages in electrical contracting services including upgrading the wiring and power supply of building for commercial and industrial customers.

          The Commission has authorized registered holding companies to retain businesses engaged in safety products and services, including such products as smoke and fire detectors and fire extinguishers.68 Since the following company is substantially similar to Consolidated, it should be retainable under the Act:

                o   Roy Kay Mechanical,  Inc.,  engages in the  installation and
                    renovation  of  sprinkler   systems  and  fire   suppression
                    systems. Its also engages in related piping fabrication.

____________________

67 The gas appliance and safety products and services are substantially similar to activities the Commission has allowed a registered holding company subsidiary to engage in. Consolidated Natural Gas Co., Holding Co. Act Release No. 26757 (August 27, 1997) (authorizing the sale and installation of energy related appliances, products to promote safe energy use, and safety inspection and repair services); see also The Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996).

68 Consolidated  Natural Gas Co.,  Holding Co. Act Release No. 26757 (August 27,
1997).

          The Commission has allowed registered holding companies to own subsidiaries engaged in telecommunication activities.69 The activities of the following company are substantially similar to those approved by the Commission in Southern Co.:

                o KeySpan Communications Corp., owns a fiber optic network which is used by affiliates and nonaffiliates.


          In prior orders, the Commission has permitted registered holding companies to invest in businesses that engage in engineering services.70 The activities of the following company are substantially similar to those approved by the Commission in New Century:

                o KeySpan Engineering Associates, Inc., reviews and recommends the power supply needs of its large commercial, industrial and institutional customers and designs efficient, new power supply systems, such as cogeneration facilities.

          The Commission has approved registered holding company investments in companies involved in fuel and fuel-related interests,71 including the ownership of mines.72 The following business is retainable by KeySpan because it is substantially similar to the types of businesses approved by the Commission in System Fuels, Inc.:

                o Marquez Development Corporation owns an inactive uranium mine and mill which are in the process of being dismantled.

          The Commission has previously authorized registered holding companies to retain and acquire companies engaged in consulting and engineering services.73 In WPL, the Commission permitted the retention of non-utility companies that provided a wide

____________________

69 Southern Co., Holding Co. Act Release No. 26211 (December 30, 1994) (authorizing investment in a company that would design, construct, finance and operate a wireless communications system to serve the needs of the registered holding company system and regional nonassociates.); see also Appalachian Power Co., Holding Co. Act Release No. 24772 (December 9 , 1988) (lease of fiber optic system).

70 New Century  Energies,  Inc,  Holding Co. Act  Release No.  26748  (August 1,
1997). (authorizing ownership of a subsidiary engaged in general engineering, development, design, procurement, construction and other related services). See also Central and South West Services, Inc., Holding Co. Act Release No. 26280 (April 26, 1995) (allowing investment in a subsidiary the would provide engineering and construction services to nonassociates).

71 North  American Co., 11 SEC 194 (1942),  aff'd,  133 F. 2d 148 (2d Cir. 1943,
aff'd on constitutional issues, 327 U.S. 686 (1946); See also 1995 Report at 82.

72 System Fuels, Inc. Holding Co. Act Release No. 20441 (March 9, 1978) (authorizing a uranium exploration program to assure an adequate supply of uranium) see also 1995 Report at 83.

73 WPL Holdings, Inc. Holding Co. Act Release No. 26856 (April 14, 1998); Central and South West Services, Holding Co. Act Release No. 26898 (July 21,
1998).

range of environmental consulting and engineering services, such as management services for solid waste management, hazardous waste management, industrial health safety, strategic environmental management services and facility and process design. In Central, the Commission approved a registered holding company's ownership of a company engaged in engineering and environmental services relating to consulting and design engineering, environmental and occupational health permitting, and environmental and occupational health management systems. The Commission should permit KeySpan's retention of the following company whose activities are similar to those approved in Central and WPL Holdings.

            o Paulus, Sokolowski & Sartor, Inc. is engaged in engineering and consulting services relating to design and permitting. The services include mechanical, electrical, civil, structural, sanitary, geotechnical and architectural design and permitting, licensing and environmental compliance for large commercial customers such as corporate offices, hotels, laboratories, warehouses, pharmaceutical companies and power plants.

          Registered holding companies are permitted to acquire and own, without obtaining prior Commission approval, both exempt wholesale generators ("EWGs") pursuant to Section 32 of the Act74 and foreign utility companies pursuant to
Section 33 of the Act ("FUCOs").75 Accordingly, KeySpan can maintain its ownership interests in the following companies:

            o   KeySpan - Ravenswood, Inc. which is an EWG.

            o   Phoenix Natural Gas Limited which is a FUCO.

            o   FINSA Energeticos, S. de R.L. de C.V. which is a FUCO.


          The Commission has authorized registered holding companies to retain non-utility businesses engaged directly or indirectly engaged in the development of power generation projects76 and EWG project development.77 KeySpan may retain the following

_____________________

74 15 U.S.C. Section 79z-5a(h).

75 15 U.S.C. Section 79z-5b(c).

76 Central and Southwest Corp., Holding Co. Act Release No. 25162 (September 28,
1990) (authorizing Central and Southwest Corp. to conduct preliminary studies of, to investigate, to research, to develop, to consult with respect to, and to agree to construct, such construction subject to further Commission authorization, QFs, qualifying small power production facilities and independent power facilities ("IPPs"), except no need to consult with respect to IPPs); Energy Initiatives, Inc., Holding Co. Act Release No. 25876 (September 7, 1993) (authorizing the acquisition of an ownership interest in a non-affiliate engaged in the business of developing, owning and operating co-generation and independent power generation projects).

77  American  Corp.,   Holding  Co.  Act  Release  No.  27053  (July  23,  1999)
(authorizing the acquisition of securities of subsidiaries which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of, or other interest in, one or more EWG's); see also Cinergy Corp., Holding Co. Act Release No. 26984 (March 1, 1999).

company because it is substantially similar to those approved by the Commission for investment by registered holding companies:

            o GTM Energy, LLC is a joint venture engaged in the development of an electric generation power project, which may become an EWG.

          KeySpan owns interests in the following companies which are inactive:

            o   GEI Timna

            o   Island Energy Services Company

            o   GEI Development Corp.

          In addition to the companies discussed above, KeySpan has several other subsidiaries which are holding companies of subsidiaries engaged in a variety of businesses. The following holding companies are retainable because all of their investments are in companies which are retainable as outlined above:

            o   KeySpan North East  Ventures,  Inc. which owns a 90% interest in
                Northeast  Gas  Markets,   LLC.

            o KeySpan Energy Development Corporation which owns interests in the following: Honeoye Storage Corporation; KeySpan International Corporation; GEI Timna, Inc.; KeySpan Cross Bay, LLC; KeySpan Midstream LLC; GTM Energy LLC; Adrian Associates; and Solex Production Limited.

            o KeySpan International Corporation which owns KeySpan CI Ltd. and KeySpan CI II, Ltd. KeySpan CI Ltd. holds interests in Phoenix Natural Gas Limited and Premier Transco Limited. KeySpan CI II, Ltd., through its wholly owned subsidiary, Grupo KeySpan S. R.L. de C.V., holds an interest in FINSA Energeticos, S. de R.L. de C.V.

            o KeySpan Cross Bay, LLC which owns an interest in Cross Bay Pipeline Company, LLC.

            o KeySpan Midstream, LLC which indirectly owns interests in GMS Facilities Limited., Gulf Midstream Services Limited, Gulf Midstream Services Partnership and KeySpan Energy Canada, Ltd.

            o THEC Holdings Corp. which holds an interest in The Houston Exploration Company.

            o KeySpan Operating ServicesLLC, which owns an interest in KeySpan Energy Construction, LLC.

            o KeySpan Services, Inc. which is the holding company for KeySpan Communications Corp., KeySpan Energy Management, Inc. (which owns KeySpan Engineering Associates, Inc. and R.D. Mortman,
                LLC), KeySpan Energy Services Inc., KeySpan Energy Solutions, LLC (which owns KeySpan Plumbing Solutions, Inc.), Fritze KeySpan, LLC, Delta KeySpan, Inc., Paulus, Sokolowski & Sartor, Inc., WDF, Inc., RoyKay, Inc., Roy Kay Electrical Company, Roy Kay Mechanical, Inc., Fourth Avenue Enterprise Piping Corp. and Active Conditioning Corp.


                                (2) Eastern's Non-Utility Subsidiaries

          The following non-utility subsidiaries of Eastern are similar to those approved by the Commission in Cinergy:

            o ServicEdge Partners, Inc. which installs and services heating, ventilation and air conditioning equipment.

          The business activities of the following companies are gas related activities within the meaning of Section 2(a) of the GRAA and Rule 58 (b)(2)(i), involving the transportation and storage of natural gas:

            o LNG Storage, Inc. (a subsidiary of Essex Gas Company) holds title to LNG storage facilities.

            o Massachusetts LNG Storage Incorporated (a subsidiary of Boston Gas Company) holds title to LNG storage facilities.

          The business activities of the following companies are gas related activities within the meaning of Section 2(b) of the GRAA and Rule 58
(b)(2)(ii), relating to the supply of natural or manufactured gas:

            o Transgas, Inc., which provides over-the-road transportation of liquefied natural gas, propane and similar commodities.78

          The following subsidiaries are engaged in real estate activities similar to those approved by the Commission in UNITIL Corporation:79

___________________

78 See Consolidated Natural Gas Company, et al., Holding Co. Act Release No. 26363 (August 28, 1995).

79 Holding Co. Act Release No. 25524 (Apr. 24, 1992).

            o Eastern Rivermoor Company, Inc. holds title to real estate used by Boston Gas Company in its operations (e.g., for service centers, garages, etc.).

            o   PCC  Land  Company,   Inc.  holds  title  to  real  property  in
                Pennsylvania that was the site of a coke plant operated by Philadelphia Coke Co., Inc.


          The Commission has permitted registered holding companies to make and retain investments that are passive and/or de minimis in civic, charitable, and economic development ventures, including investments in venture capital partnerships, that are important to the responsibilities of good corporate citizenship.80 The following subsidiaries of Eastern hold substantially similar types of investments:

            o   Eastern Enterprises Foundation makes charitable contributions.

            o Eastern Urban Services, Inc., beginning in the 1960s, invested in a number of limited partnerships which acquired, rehabilitated and operated existing low-income housing projects for which Federal financing was available. Only one of these partnerships, Amiff Housing Associates, continues to operate.

          AMR Data Corporation provides customized metering equipment and performs automated meter reading services for municipal utilities. These activities are substantially similar to those approved by the Commission in other cases.81

          The  following  direct  and  indirect   subsidiaries  of  Eastern  and
EnergyNorth are inactive and have no material assets:

            o   EE-AEM Marketing Company, Inc.

            o   Boston Gas  Services,  Inc.

            o   Eastern Energy Systems Corp.

            o Eastern Associated Capital Corp., which was formed to hold make passive investments.

            o   Eastern  Associated  Securities  Corp.  which was formed to hold
                investment   securities

_________________

80 See WPL Holdings, Holding Co. Act Release No. 26856 (April 14, 1998); Ameren Corporation, Holding Co. Act Release No. 26809 (December 30, 1997).

81 See New Century  Energies,  Inc.,  Holding Co. Act Release No. 26748 (Aug. 1,
1997); Central and South West Corp., Holding Co. Act Release No. 26250 (March 14, 1995); and Appalachian Power Co., Holding Co. Act Release No. 26639 (January 2, 1997).

            o   Mystic  Steamship  Corporation

            o   Philadelphia Coke Co., Inc.

            o   Water Products Group  Incorporated

            o   Western  Associated  Energy  Corp.

            o   CGI  Transport  Ltd.  (an  indirect  subsidiary  of Colonial Gas
                Company)

            o   Colonial Energy (an indirect subsidiary of Colonial Gas Company)

            o   Northern Energy Company, Inc (a subsidiary of Essex Gas Company)


                          (3) EnergyNorth's Non-Utility Subsidiaries

              The following non-utility subsidiaries of EnergyNorth are similar to those approved by the Commission in Cinergy, supra:

            o EnergyNorth Mechanicals, Inc. holds all of the stock Northern Peabody, Inc. and Granite State Plumbing & Heating, Inc. (see below).

            o   Northern   Peabody,   Inc.,   designs,   installs  and  services
                commercial and industrial plumbing, heating, ventilation and air conditioning equipment, and process piping systems.

            o Granite State Plumbing & Heating, Inc. designs, installs and services commercial and industrial plumbing, heating, ventilation and air conditioning equipment, and process piping systems.

          EnergyNorth Propane, Inc., distributes propane in bulk containers, an activity permitted under Rule 58(b)(1)(v).

          The following subsidiaries of EnergyNorth are engaged in real estate activities similar to those approved by the Commission in UNITIL Corporation:

            o   Broken Bridge Corporation owns undeveloped real estate.

            o   EnergyNorth   Realty,   Inc.,   owns  and  leases  a   corporate
                headquarters building to associate companies.

          The following direct and indirect subsidiaries of EnergyNorth are inactive and have no material assets:

            o   ENI  Resources,   Inc.,  which  was  formed  by  EnergyNorth  to
                participate in gas and electricity marketing joint ventures. (4) Midland

          Eastern's predominant non-utility subsidiary, Midland,82 is engaged, through wholly owned subsidiaries, in activities which KeySpan recognizes do not satisfy the standard for retention by a registered gas utility holding company under Section 11(b)(1) of the Act. Midland's activities primarily consist of operating a fleet of towboats, tugboats and barges which transport a variety of commodities including stone, grain, sand, scrap, coal, steel, coke; performing repair work on marine equipment; operating coal dumping and other river terminals and a ship loading terminal for phosphate rock; and provide refueling and barge fleeting services.83 KeySpan requests that any order that the Commission issues which approves the Transaction but requires KeySpan to divest of Midland pursuant to Section 11(b)(1) of the Act permits KeySpan to take the appropriate actions to effect the sale of all of its interests in Midland, its subsidiaries and assets, within three years after the Transaction is consummated.

          5. Section 10 (c) (2)

          Section 10(c)(2) of the Act requires the Commission to find that a proposed transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. An "integrated public utility system" is defined in Section 2(a)(29) to mean:

          (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effected by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of

______________________

82 Midland files annual and other periodic reports with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934. See File No. 2-39895.

83 The principal operations of Midland (specifically, ORCO) were acquired by Eastern (then known as Eastern Gas and Fuel Associates) in 1961 as part of a business combination in which the former shareholders of ORCO acquired approximately 15% of Eastern's common stock in exchange for the stock of ORCO. "New" Midland was subsequently formed by Eastern to serve as a holding company for ORCO and other related entities. Although certain aspects of the transaction were approved by the Commission, the Commission specifically noted its lack of jurisdiction over Eastern's acquisition of the stock of ORCO inasmuch as Eastern had been granted an exemption pursuant to Section 3(a)(1) of the Act some years earlier. See Midland Enterprises Inc., et al., Holding Co. Act Release No. 14486 (July 25, 1961). Thus, the Commission has not previously considered the affiliation between Eastern and Midland in light of the retention standards of
Section 11(b)(1), which, by its terms, applies only to registered holding companies.

          localized management, efficient operation, and the effectiveness of regulation, Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

          For the reasons stated below, the Transaction meets the Section 10(c)(2) requirements. The gas utility operations of KeySpan and Eastern, after the closing of the Transaction, will constitute a coordinated gas utility system within the meaning of Section 2(a)(29).84 Through the Transaction, the companies will produce qualitative and quantitative economies and efficiencies and become an entity well suited to compete effectively.

                i.       Single Area or Region Requirement

          The operations of the combined gas systems of the New York Gas Utilities, the Massachusetts Utilities and ENGI will be confined to "a single area or region" as required by Section 2(a)(29)(B). The combined systems will operate in the three contiguous states of New York, Massachusetts and New Hampshire. The distance from the New York City area to Boston is about 200 miles. By contrast, other registered public utility holding company systems, such as Columbia and CNG, which both extend from Tidewater Virginia to western Ohio, are spread over a much larger area. Consolidated Natural Gas, et. al, HCAR 25040 (2/14/90); The Columbia Gas System, Inc., HCAR #22155 (8/20/81). Moreover, utilities in the New York and Boston areas share the same challenges of being distant from gas producing areas and near the end of the nation's gas transportation systems. New York, Massachusetts and southern New Hampshire are part of the Northeast United States, an area generally recognized as a single region of the country, particularly in the energy industry.85

          In addition, the Section 2(a)(29)(B) requirement that a combined gas system confine its operations to "a single area or region" may be deemed satisfied when gas utilities derive natural gas from a common source of supply. In a number of recent decisions, the Commission has determined that even acquisitions involving geographically

_____________________

84 As discussed in Item 3.A.4.b.(ii) above, KeySpan's retention of the electric operations of KeySpan Generation is permissible under the ABC clauses as an additional system and will tend toward the economic and efficient development of KeySpan's proposed holding company system through shared economies and efficiencies.

85 The Commission has recognized in certain contexts that it is reasonable to consider New York and New England together a single region of the country. See Eastern Utilities Associates, Holding Co. Act Release No. 26232, 1995 SEC LEXIS 395 (February 15, 1995) ; Eastern Utilities Associates, Holding Co. Act Release No. 25636, 1992 SEC LEXIS 2343 (September 17, 1992); Northeast Utilities, Holding Co. Act Release No. Release No. 25114, 1990 SEC LEXIS 2720 (July 27,
1990).

dispersed gas systems meet the "single area or region" statutory test when those systems acquire gas from common sources.86

          The Commission has found that "[t]he concept of a `common source of supply' is susceptible of a different understanding today than in 1935, when the `single area or region' was generally defined in terms of the pipeline delivery points (i.e., the city-gate) where the local distribution companies purchased their gas."87 The Commission's inquiry now focuses upon whether the proposed combined utilities purchase substantial quantities of gas produced in the same supply basins and upon whether there is sufficient transportation capacity available to assure economical and reliable delivery.88 In this regard, the Commission also looks at whether the systems are served by common pipelines, and has recognized that, in today's gas market, purchases of gas from the same basins are facilitated by the development of market centers, hubs and pooling points.89

          The gas portfolios of the New York Gas Utilities, the Massachusetts Utilities and ENGI substantially overlap with respect to sources of supply. All of the utilities derive large portions of their total gas requirements from two primary areas: the New York Gas Utilities, the Massachusetts Utilities and ENGI derive 63.2%, 91.1% and 90%, respectively, from the supply basins in the U.S. Gulf Coast.90 The New York Gas Utilities purchase 36.7% of their gas supplies from the Western Canada Sedimentary Basin, which is also a source of supply for the Massachusetts Utilities (3.6%) and ENGI (8.8%). KeySpan and Eastern's gas utilities also utilize common gas transportation pipelines. The New York Gas Utilities, the Massachusetts Utilities and ENGI hold significant portions of their firm transportation capacity on Tennessee (20.2%, 24.4% and 93.8%, respectively), Iroquois (10.1%, 8.9% and 5.0%, respectively) and Duke Energy's pipelines, TETCO and Algonquin (the New York Gas Utilities hold 23% on TETCO and the Massachusetts Utilities hold 25.8% on TETCO and 35.1% on Algonquin). Furthermore, the New York Utilities, the Massachusetts Utilities and ENGI all have access to the Leidy, Pennsylvania trading hub at a point at which the pipelines on which they hold transportation capacity intersect.

          The commonality of supply sources and transporters of KeySpan and Eastern's gas utilities is comparable to that found to constitute "common source of supply" in recent Commission cases. For example, in NIPSCO, the Commission found that the two

__________________

86 See, e.g., NIPSCO Industries, Inc., 69 S.E.C. Docket 245, 1999WL 61423 (S.E.C.) (1999) ("NIPSCO") (systems in Indiana and Massachusetts); Sempra Energy, 69 S.E.C. Docket 104, 1999 WL 38638 (S.E.C.) (1999) ("Sempra") (systems in California and North Carolina); MCN Corporation, 62 S.E.C. Docket 2379, 1996 WL 529043 (S.E.C.) 1996 ("MCN") (systems in Michigan and Missouri).

87 NIPSCO at WL 61423, *8; see also Sempra at WL 38638, *6.

88 Id.

89 NIPSCO at WL 61423, *8.

90 The U.S. Gulf Coast producing areas are comprised of Texas, Louisiana and Mississippi.

proposed combined gas systems derived gas from common supply sources based on the facts that (i) the NIPSCO and Bay State gas utilities derived, respectively, 89% and 40% of their total gas requirements from the same Texas and Louisiana supply basins and (ii) each system had contracted with Tennessee for a significant portion (36% and 27%, respectively) of total firm transportation capacity. The Commission also observed that while the systems had only one pipeline in common, pipelines on which they held capacity intersect at, and form, industry-recognized trading hubs. Moreover, in NIPSCO, the gas utilities were located in non-contiguous states of Indiana and Massachusetts while the proposed combined gas companies in Sempra were in California and North Carolina. 91 In contrast, the systems proposed to be combined here are located in contiguous states in a generally recognized region. For that reason and because of the substantial commonality of supply and transportation sources among the New York Gas Utilities, the Massachusetts Utilities and ENGI, the combination of KeySpan's and Eastern's gas utilities satisfies the "single area or region" requirement under Section 2(a)(29)(B).

                ii.      Economies and Efficiencies

          The combined operations of KeySpan and Eastern will achieve substantial economies. Although many of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining that the Section 10(c)(2) criteria have been met.92 The Commission has also recognized that while some potential benefits cannot be precisely estimated, they are nevertheless entitled to consideration.93

                                (1)      Coordination of Gas Operations

          Coordination of the operations of the gas supply departments of the New York Gas Utilities and the Massachusetts Utilities (and ENGI) will, consistent with the limitations imposed on the New York Gas Utilities by reason of the "two county" rule of

______________________

91 The Commission specifically ruled that the distances between the systems to be combined in those cases did not contravene the policy of the Act against "scatteration" - the ownership of widely dispersed utility properties which do not lend themselves to efficient operation - noting that the acquiring system is required to maintain an integrated gas system. NIPSCO at WL 61423, *8; Sempra at WL 38638, *6. Here, as noted above, the gas systems of KeySpan, Eastern and ENGI are located in the contiguous states of New York, Massachusetts and New Hampshire. Because they are not widely dispersed like in NIPSCO and Sempra, there is no possibility they the combination could contravene the policy of the Act against "scatteration."

92 See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978).

93 Centerior Energy Corp., 49 S.E.C. at 480 ("[s]pecific dollar forecasts of future savings are not necessarily required; demonstrated potential for economies will suffice even when these are not precisely quantifiable."); see also Energy East Corp., Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable savings).

Section 103 of the Internal Revenue Code, be achieved through joint and coordinated management of the gas supply function for all of the gas utilities to be owned by the combined companies. By 2002, all of the gas assets owned by the New York Gas Utilities and the Massachusetts Utilities (including ENGI) will be operated and managed jointly by a single entity and a joint strategy will be pursued for the gas supply portfolios of both utility systems (including ENGI). For the period ending October 31, 2002, each of the Massachusetts Utilities is party to an asset management agreement with El Paso Energy Marketing Company ("El Paso") pursuant to which the majority of the Massachusetts Utilities' gas supply assets upstream of the city gate are managed by El Paso. The El Paso asset management agreement will be amended to cover the gas supply assets of ENGI as well. The gas asset management arrangements which currently cover the gas supply assets of the New York Gas Utilities are being replaced with a single arrangement that will terminate March 31, 2002. Following termination of those agreements, there will be significant opportunities for the two systems to realize substantial synergies. The gas supply portfolios (including firm supply, transportation and storage assets) of the New York Gas Utilities and the
Massachusetts Utilities (including ENGI) will be jointly managed in a coordinated way, thereby providing a greater degree of diversity and operational flexibility. This will enable the two systems to achieve greater efficiencies through asset optimization in order to enhance opportunities to minimize gas costs as well as to generate additional value. For example, as a result of the increased diversity of the combined portfolios, the combined companies will have increased price arbitrage opportunities to maximize revenues.

          In addition, the joint company will be able to maximize the benefits of deregulation. Depending on how the various state unbundled transportation programs evolve, the combined companies will have greater opportunities to maximize efficiencies to reduce gas costs as they decontract assets previously contracted for to provide bundled sales service. Also, the flexibility and reliability of the unbundled transportation and balancing services that the combined companies provide to the firm transportation customers will be further enhanced by the increased diversity and operational flexibility offered by the combined portfolios. Furthermore, there will be new opportunities to provide products and services in the deregulated market that will yield additional value through the combined utility assets.

          Even in the interim period between consummation of the Transaction and 2002, when the asset management agreements terminate, there may be opportunities to achieve modest synergies to generate value and realize gas cost savings with those gas assets that are excluded from the two asset management agreements.

          Finally, both the New York Gas Utilities and the Massachusetts Utilities rely on the Altra Gas Management System, using the same products acquired from the same vendor. The systems currently employed by the New York Gas Utilities and the Massachusetts Utilities will be integrated, enhancing the ability to coordinate the gas supply functions of all of the utilities of both companies (including ENGI).

                        (2)      Other Efficiencies and Economies

          Based on preliminary estimates, the Transaction is expected to result in annual savings of $24-29 million, phased in over a two year period. This is equal to 2.2 to 2.8% of annual gas utility operating expenses. The bulk of the savings would occur as a result of employee reductions, which are expected to result in savings of approximately $15 million as a result of the consolidation of corporate and administrative functions and the elimination of approximately 200 full time positions. Another $2-4 million would be saved as a result of the consolidation of corporate facilities, including control rooms and the IT data center. A net savings of $4 to $7 million would be experienced as a result of reductions in duplicate functions including shareholder services, outside director expenses, and services of legal, financial and investment professionals, insurance, information services, etc. Approximately $200,000 is expected to be saved in non-fuel purchasing economies as a result of increased purchasing power. In addition, reductions in employee benefit costs such as pensions, post-employment benefits and other employee benefit related economies are expected to generate between $2.5 and $3 million in savings.

          In addition, the Transaction would produce approximately $5 to $7 million in avoided development costs for information systems and software applications. The information technology in use at KeySpan and Eastern is largely compatible. There are opportunities in the short run to consolidate a data center as well as to consolidate the applications portfolios of the two systems. In the long run, there is a potential for significant staff reductions.

          KeySpan and Eastern are also in the process of identifying additional opportunities for the merged companies to achieve additional administrative savings in such areas as accounting, tax, purchasing, legal, planning, human resources, information services, financial services and regulatory relations.

               iii.     Size and Local Requirements

          As demonstrated above, the combined system will not be "so large" as to contravene the statutory standards with respect to localized management, efficient operations and the effectiveness of regulation. Each of the KeySpan, Eastern and ENGI utilities will maintain offices and operational functions in the state in which it provides services. There will be a substantial local executive presence in Boston, including several officers of Boston Gas who will be retained to manage the operations of the Massachusetts Utilities and ENGI. The Transaction will result in substantial economies and efficiencies, as discussed immediately above. Finally, each of the New York Utilities, the Massachusetts Utilities and ENGI will remain subject to regulation by its respective state regulators in New York, Massachusetts and New Hampshire.

          6.   Section 10 (f)


          Section 10 (f) prohibits the Commission from approving the Transaction unless the Commission is satisfied that the consummation of the Transaction will comply with applicable state laws. As described in Item 4 of this Application, and as evidenced by the application before the NHPUC, KeySpan intends to comply with all applicable state laws related to the proposed Transaction.

B.       Section 3(a)(1) Holding Company Exemption

          After completion of the Transaction, KeySpan will have three subsidiaries which will be holding companies. KeySpan requests that the Commission confirm that they will each continue to be exempt holding companies under Section 3(a)(1) of the Act. These exemptions, however, will have no effect on the status of these companies as "subsidiary companies" of KeySpan once it registers as a holding company.

          KEC will continue to qualify for a Section 3(a)(1) exemption after consummation of the Transaction. It is a New York corporation and will continue to directly own all of the common stock of Brooklyn Union, which is also a New York corporation operating exclusively in New York.

          Eastern and EnergyNorth have each requested a Section 3(a)(1) exemption in the Eastern/EnergyNorth Application. KeySpan requests that to the extent the Commission grants them such exemptions in that proceeding, it confirm that those exemptions will continue after the Transaction.

Item 4.  Regulatory Approvals

          Set forth below is a summary of the regulatory approvals that KeySpan and Eastern have obtained or expect to obtain in connection with the Transaction in addition to the Commission approvals required under the Act.

A.       Antitrust

          The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Transaction) may not be consummated until certain information has been submitted to the DOJ and FTC and specified HSR Act waiting period requirements have been satisfied. KeySpan and Eastern will submit Notification and Report Forms and all required information to the DOJ and FTC and the Transaction will not be consummated unless the applicable waiting period has expired or has been terminated. Eastern and EnergyNorth will also submit Notification and Report Forms and all required information to the DOJ and FTC with respect to the ENI Transaction which will not be consummated unless the applicable waiting period has expired or has been terminated.

          The expiration of the HSR Act waiting period does not preclude the Antitrust Division of the FTC from challenging the Transaction on antitrust grounds; however, KeySpan believes that the Transaction will not violate Federal antitrust laws. If the Transaction is not consummated within twelve months after the expiration or earlier termination of the initial HSR waiting period, KeySpan and Eastern would be required to submit new information to the DOJ and FTC, and a new HSR waiting period would have to expire or be earlier terminated before the Transaction could be consummated.

B.       State Public Utility Regulation

         New Hampshire

          ENGI, EnergyNorth's wholly-owned subsidiary, is a New Hampshire public utility subject to the jurisdiction of the NHPUC. Under the applicable statutes, the NHPUC must determine that Eastern's acquisition of EnergyNorth, and KeySpan's indirect acquisition through its acquisition of Eastern, will not have an adverse affect on the rates, terms, service, or operations of ENGI and is lawful, proper and in the public interest. On December 3, 1999, KeySpan, Eastern and EnergyNorth filed a joint application with the NHPUC which requests approval for Eastern's direct, and KeySpan's indirect, acquisition of EnergyNorth. See Exhibit D-1.

          New York

          The New York Utilities, wholly-owned subsidiaries of KeySpan, are subject to the NYPSC's jurisdiction. The NYPSC does not have statutory jurisdiction over the Transaction.94

          Massachusetts

          The Massachusetts Utilities, wholly-owned subsidiaries of Eastern, are subject to MDTE jurisdiction. The MDTE does not have statutory jurisdiction over the Transaction.95

_____________________

94 KeySpan notes that immediately after the Transaction was publicly announced, it informed high level officials at the NYPSC about the Transaction and since that time neither the NYPSC or its staff has expressed to KeySpan any concern about the Transaction or its effect on rates, regulation or competition in New York. Additionally, the NYPSC does not have statutory jurisdiction over the Transaction.

95 Immediately after the Transaction was publicly announced, KeySpan informed high level officials at the MDTE about the Transaction. Neither the MDTE nor its staff has expressed to KeySpan, since that time, any concern about the Transaction or its effect on rates, regulation or competition in Massachusetts. Moreover, the MDTE does not have statutory jurisdiction over the Transaction.

Item 5.  Procedure:

          The Commission is respectfully requested to issue and publish, as soon as practible, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration.

          It is submitted that a recommend decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

A.       Exhibits

                A-1 Articles of Incorporation of KeySpan. (Incorporated herein by reference to Exhibit 3.1 to KeySpan's Form 10-Q for the quarter ended June 30, 1999, File No. 1-14161)

                A-2 By-Laws of KeySpan as in effect on September 10, 1998. (Filed as Exhibit 3.1 to KeySpan's Form 8-K/A, Amendment No. 2, filed on September 29, 1998 File No. 1-14161 and incorporated by reference herein)

                A-3 Certificate of Organization of ACJ as in effect on November 3, 1999

                A-4     Operating  Agreement of ACJ as in effect on November 16,
                        1999

                A-5 Declaration of Trust of Eastern, dated as of July 18, 1929, as amended through April 27, 1989. (Incorporated herein by reference to Exhibit 3.1 to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989, File No. 1-2297)

                A-6 By-Laws of Eastern, as amended through February 24, 1999. (Incorporated herein by reference to Exhibit 2.3 to Eastern's Annual

                           Report on Form 10-K for the year ended December 31, 1998, File No. 1-2297)

                  A-7 Articles of Incorporation of EnergyNorth as amended, as amended February 22, 1996 (Incorporated herein by reference to Exhibit 3.1 to EnergyNorth's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, File No. 1-11441)

                  A-8 By-Laws of EnergyNorth, as amended through February 24, 1999. (Incorporated herein by reference to
                           Exhibit 2.3 to Eastern's Annual Report on Form 10-K for the year ended December 31, 1998, File No. 1-2297)

                  B Agreement and Plan of Merger by and Among Eastern, KeySpan and ACJ dated November 4, 1999, as amended by Amendment No. 1 dated January 26, 2000. (Incorporated herein by reference as Appendix A to Exhibit C below)

                  C Proxy Statement of Eastern in connection with the Transaction to be distributed to the shareholders in connection with the annual meeting. (To be filed by amendment)

                  D-1 Joint Petition of EnergyNorth, Eastern and KeySpan filed with the NHPUC dated December 3, 1999

                  D-2      Order of the NHPUC (To be filed by amendment)

                  E-1 Map of Combined Service Territories of KeySpan, Eastern and ENGI. (Filed in paper format on Form SE)

                  E-2 Pre-Transaction Organizational Chart of KeySpan and Subsidiaries. (Filed in paper format on Form SE)

                  E-3 Pre-Transaction Organizational Chart of Eastern and Subsidiaries and EnergyNorth and Subsidiaries. (Incorporated herein by reference to Exhibits I-1 and I-2 Eastern's Form U-1 Application/Declaration under the Act with respect to the Eastern/EnergyNorth Transaction filed with the Commission on January 5, 2000, as amended by Form U-1/A on February 3, 2000, File No. 70-9605)

                  E-4 Post-Transaction Organizational Chart of KeySpan and Subsidiaries. (Filed in paper format on Form SE)

                  E-5      Description of KeySpan's Non-Utility Subsidiaries.

                  F-1      Opinion of Counsel.  (To be filed by amendment)

                  F-2 Past Tense Opinion of Counsel. (To be filed pursuant to Rule 24)

                  G-1      Opinion of JP Morgan

                  G-2      Opinion of Salomon Smith Barney  (Included in Exhibit
                           C)

                  G-3      Financial Data Schedule

                  H-1      Reserved

                  H-2 Annual report of Eastern on Form 10-K for the year ended December 31, 1998 (Filed with the Commission on [March 5, 1999], File No. 12297 and incorporated by reference herein)

                  H-3 Annual report of EnergyNorth on Form 10-K for the fiscal year ended September 30, 1999 (Filed with the Commission on [December 17, 1999, File No. 1-11441 and incorporated by reference herein)

                  I        Schedule of Estimated Fees, Commissions and Expenses

                  J Analysis of the Economic Impact of Divestiture of KeySpan Generation

                  K        Proposed Form of Notice

B.       Financial Statements

                  FS-1 KeySpan Unaudited Pro Forma Condensed Consolidated Balance Sheets as of December 31, 1999 (To be filed by amendment)

                  FS-2 KeySpan Unaudited Pro Forma Condensed Consolidated Statements of Income as of December 31, 1999 (To be filed by amendment)

                  FS-3     Notes  to  KeySpan   Unaudited  Pro  Forma  Condensed
                           Consolidated Financial Statements as of December 31, 1999 (To be filed by amendment)

                  FS-4 KeySpan Consolidated Balance Sheet as of December 31, 1999 (To be filed by amendment)

                  FS-5 KeySpan Consolidated Statement of Income for the twelve months ended December 31, 1999 (To be filed by Amendment)

                  FS-6 Eastern Consolidated Balance Sheet as of December 31, 1999 (To be filed by Amendment)

                  FS-7 Eastern Consolidated Statement of Income for the twelve months ended December 31, 1999 (To be filed by Amendment)

                  FS-8     EnergyNorth   Consolidated   Balance   Sheet   as  of
                           September 30, 1999 (Included in Exhibit H-3)

                  FS-9 EnergyNorth Consolidated Statement of Income for the twelve months ended September 30, 1999 (Included in Exhibit H-3) Item 7. Information as to Environmental
                           Effects:

          The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The only federal actions related to the Transaction pertain to the expiration of the waiting period under the HSR Act and the other approvals and actions described in Item 4 of this Application/Declaration. Consummation of the Transaction will not result in changes in the operation of KeySpan, Eastern or their subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be singed on its behalf by the undersigned officer thereunto duly authorized.

                                          KEYSPAN CORPORATION


                                          /s/ Steven Zelkowitz
                                          --------------------
                                          Steven Zelkowitz
                                          Senior Vice President and General
                                          Counsel

                                          ACJ ACQUISITION LLC

                                          --------------------
                                          /s/ Steven Zelkowitz

                                          Steven Zelkowitz
                                          Manager